February 26, 2025

Management’s Discussion and Analysis

Management's Discussion and Analysis ("MD&A") for Enerflex Ltd. ("Enerflex" or the “Company") should be read in conjunction with the audited consolidated financial statements (the "Financial Statements") for the years ended December 31, 2024 and 2023, and the cautionary statements regarding forward-looking information in the "Forward-Looking Statements" section of this MD&A.

The MD&A focuses on information and material results from the Financial Statements and considers known risks and uncertainties relating to the energy sector. This discussion should not be considered exhaustive, as it excludes possible future changes that may occur in general economic, political, and environmental conditions. Additionally, other factors may or may not occur, which could affect industry conditions and/or Enerflex in the future. Additional information relating to the Company can be found in the Company’s Annual Information Form (“AIF”), Management Information Circular and Form 40-F, which are available on the Company's website at www.enerflex.com and under the Company's SEDAR+ and EDGAR profiles at www.sedarplus.ca and www.sec.gov/edgar, respectively.

The financial information reported herein has been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”) and is presented in US dollars unless otherwise stated.

The Company

Enerflex deploys and services high-quality sustainable energy infrastructure. The Company's comprehensive portfolio includes compression, processing, cryogenic, and treated water solutions, spanning all phases of a project's lifecycle, from front-end engineering and design to after-market services. Enerflex is optimally positioned to serve its client partners in core markets, enhancing long-term shareholder value through sustainable improvements in efficiency, profitability, and cash flow generation.

Headquartered in Calgary, Alberta, Canada, the Company has operations in 17 countries across North America, Latin America, and the Eastern Hemisphere. With over 700,000 sq. ft. of manufacturing capability in three fabrication facilities across North America, Enerflex delivers high-quality, long-life solutions globally.

Enerflex’s stable Energy Infrastructure (“EI”) business generates steady, recurring revenue. It is through this offering Enerflex owns, operates, and manages critical infrastructure under contract for its client partners’ operations. The Engineered Systems (“ES”) product line is the sale of customized modular natural gas-handling and produced water solutions, enabling removal of natural gas liquids (NGLs), oil processing technology, and treated water applications. After-market Service (“AMS”) includes installation, commissioning, operations and maintenance, and parts sales, along with global support for all product lines. Through its EI and AMS product lines, Enerflex continues to build an increasingly resilient and sustainable business, stabilizing cash flows over the long term and reducing cyclicality in the business.

Enerflex’s expert teams of professionals, industry-certified mechanics and technicians, and tradespeople cover the key disciplines of engineering, design, manufacturing, construction, commissioning, asset maintenance, and service, and are strategically situated across a network of locations globally.

M- 1

Change in Presentation Currency

Effective January 1, 2024, the Company changed its presentation currency from Canadian dollars (“CAD”) to United States dollars (“USD”). The change provides more relevant reporting of the Company’s financial position, given that a significant portion of the Company’s legal entities applied USD as its functional currency and a significant portion of the Company’s expenses, cash flows, assets, and revenue are denominated in USD. The change in presentation currency represents a voluntary change in accounting policy. The Company has applied the presentation currency change retrospectively. All periods presented in this MD&A have been translated into the new presentation currency, in accordance with the guidance in IAS 21 “The Effects of Changes in Foreign Exchange Rates”. Further details are provided in Note 4 of the Notes to the Financial Statements and “Changes in Accounting Policies” section of this MD&A.

Enerflex Strategy

Enerflex’s 45-year success is built upon our shared Vision of: Transforming Energy for a Sustainable Future, propelled by a long-term strategy centered on four foundational pillars:

•
Leading Position in Growing Markets: Using the Company’s strong market position in core countries to benefit from expected growth in natural gas and produced water volumes.
•
Stable EI Platform: Building upon an EI platform that generates steady, recurring revenue.
•
ES, a Strategic Differentiator: Our ES modularized energy solutions distinguish Enerflex through our commitment to technical excellence and provides unique advantages to Enerflex’s EI and AMS business lines.
•
Financial Strength and Discipline: Maintaining balance sheet strength and paying a sustainable dividend.

The underlying macroeconomic drivers for our business remains strong, and with a global focus on energy security and rise in demand for low-emission natural gas, our business lines will continue to deliver solid performance.

Through disciplined execution, technical expertise, and a strong brand reputation, we are well-positioned to meet the increasing demand for sustainable energy infrastructure via our integrated natural gas, treated water, and energy transition solutions – and continue generating lasting value for all stakeholders.

Enerflex has also developed targeted regional strategies to optimize local opportunities:

North America ("NAM")

In NAM, Enerflex provides natural gas solutions to support upstream and midstream activities required to meet local demand. The Company benefits from increasing domestic demand and a growing liquefied natural gas (“LNG”) export industry in North America.

•
EI: In the USA, Enerflex operates a contract compression rental fleet of approximately 428,000 HP, with the largest portion operating in the Permian Basin. Enerflex has responded to customer demand for lower carbon solutions, with electric drive representing approximately 20 percent of the Company’s fleet. The Company benefits from vertical integration with its ES business, providing cost and timing efficiencies compared to its peers.
•
AMS: Enerflex provides mechanical services and parts to a large installed base of critical natural gas equipment across key resource plays in the USA and Canada. The Company looks to secure service contracts with client partners as a means of enabling recurring business.
•
ES: Enerflex holds a market leading position for the engineering and manufacturing of modularized solutions for natural gas processing and compression. With three state-of-the-art manufacturing facilities, Enerflex maintains high standards, ensuring our client partners receive unparalleled service and product excellence. Our solutions are delivered both domestically and internationally, highlighting our direct sales approach to the Eastern Hemisphere and Latin America.

M-2 Annual Report 2024

Latin America ("LATAM")

In LATAM, Enerflex focuses primarily on long-term opportunities through EI ownership and AMS support. The Company also serves the LATAM region through its ES manufacturing facility located in Houston.

•
EI: Enerflex targets long-term contract compression solutions and modularized energy infrastructure to support increasing natural gas production across the region, with a focus on Argentina, Brazil and Mexico.
•
AMS: Leveraging its EI footprint, Enerflex focuses on after-market services, parts, operations, maintenance, and overhaul services. LATAM has eight fully equipped workshops providing coverage across the region to best serve client partners.

Eastern Hemisphere ("EH")

Across the EH region, Enerflex focuses primarily on long-term opportunities through EI ownership and AMS support. Enerflex’s core operating countries in this region include Oman and Bahrain.

•
EI: Enerflex invests in long-term infrastructure assets to support the Company’s ongoing strategy to grow the recurring nature of its business. Projects cover compression, processing, and treated water solutions.
•
AMS: Leveraging its EI footprint in the region, Enerflex continues to grow its AMS capabilities. The team delivers comprehensive mechanical services, including parts distribution, operations and maintenance, and equipment optimization.

Outlook

During 2025, Enerflex’s priorities include: (1) enhancing the profitability of core operations; (2) leveraging the Company’s leading position in core operating countries to capitalize on expected increases in natural gas and produced water volumes; and (3) maximizing free cash flow to further strengthen Enerflex’s financial position, provide direct shareholder returns, and invest in selective customer supported growth opportunities.

Industry Update

Enerflex’s preliminary outlook for 2025 reflects steady demand across its business lines and geographic regions. Operating results will be underpinned by the highly contracted EI product line and the recurring nature of AMS, which together are expected to account for approximately 65 percent of our gross margin before depreciation and amortization. Enerflex’s EI product line is supported by customer contracts, which are expected to generate approximately $1.5 billion of revenue during their current terms.

Complementing Enerflex's recurring revenue businesses is the ES product line, which carried a backlog of approximately $1.3 billion at December 31, 2024, the majority of which is expected to convert into revenue over the next 12 months. During 2025, ES gross margin before depreciation and amortization is expected to be more consistent with the historical long-term average for this business line, reflective of the weakness in domestic natural gas prices during much of 2024 and a shift of project mix in Enerflex’s ES backlog. Notwithstanding, near-term revenue for this business line is expected to remain steady. Enerflex is encouraged by initial customer response to improved domestic natural gas prices, and the medium-term outlook for ES products and services continues to be attractive, driven by expected increases in natural gas and produced water volumes across Enerflex’s global footprint.

The Company continues to closely monitor geopolitical tensions across North America, including the potential application of tariffs. Based on currently available information, the direct impact of tariffs on Enerflex’s business is expected to be mitigated by the Company’s diversified operations and proactive risk management. Enerflex’s operations in the USA, Canada, and Mexico are largely distinct in the customers and projects they serve, and the Company has been working to mitigate the impact of potential tariffs. The USA is Enerflex’s

M- 3

largest operating region, generating 45 percent of consolidated revenue in 2024 by destination of sale, and we believe the Company is well positioned to benefit from growth in domestic energy production. Enerflex’s operations in Canada and Mexico generated 10 percent and 3 percent of consolidated revenue in 2024, respectively.

Capital Spending

Enerflex is targeting a disciplined capital program in 2025, with total capital expenditures of $110 million to $130 million. This includes a total of approximately $70 million for maintenance and property, plant and equipment (“PP&E”) capital expenditures. Similar to 2024, disciplined capital spending will focus on customer supported opportunities in the USA and the Middle East. Notably, the fundamentals for contract compression in the USA remain strong, led by expected increases in natural gas production in the Permian basin and capital spending discipline from market participants. Enerflex will continue to make selective customer supported growth investments in this business.

Capital Allocation

Providing meaningful direct shareholder returns is a priority for Enerflex. With the Company operating within its target leverage range of bank-adjusted net debt-to-EBITDA ratio of 1.5x to 2.0x, Enerflex is positioned to increase direct shareholder returns. This is reflected through the previously announced 50 percent increase of the Company’s quarterly dividend.

Going forward, capital allocation decisions will be based on delivering value to Enerflex shareholders and measured against Enerflex’s ability to maintain balance sheet strength. In addition to increases to the Company’s dividend, share repurchases, and disciplined growth capital spending, Enerflex will also consider reducing leverage below its target range to further improve balance sheet strength and lower net finance costs. Unlocking greater financial flexibility positions the Company to capitalize on opportunities to optimize our debt stack and respond to evolving market conditions.

EH Cryo Project Update

During the second quarter of 2024, Enerflex suspended site activity on the EH Cryo project, demobilized its personnel and provided its customer with notice of Force Majeure following a fatal drone attack at an adjacent facility. Due to the continuing Force Majeure and circumstances that made it impossible for Enerflex to fulfill its obligations under the EH Cryo project contract, Enerflex terminated the contract during the fourth quarter of 2024.

The future revenue associated with the cancelled performance obligations of $75 million has been removed from the Company’s ES backlog. There was no gross margin on the future revenue associated with the cancelled performance obligation for the EH Cryo project.

On termination of the contract, the Company reassessed the value of the unbilled revenue associated with the EH Cryo project. The previously recognized unbilled revenue of $178 million associated with the EH Cryo project was reduced by $17 million to reflect the revised estimated transaction price. The decrease in the unbilled revenue was accounted for as a reduction to revenue during the fourth quarter of 2024. Management has made estimates and assumptions surrounding the expected proceeds and profitability of the EH Cryo project contract, the estimated degree of completion based on cost progression and other factors that impact the amount of revenue recognized for the project. Although these factors are reviewed as part of the project management process, changes in these estimates or assumptions could lead to changes in the revenue recognized.

The Company previously recognized a provision for unrecoverable costs of its obligation to complete the project (“onerous loss provision”). On termination of the contract during the fourth quarter of 2024, the outstanding provision of $17 million was derecognized as the Company no longer had an obligation to incur

M-4 Annual Report 2024

additional costs to complete the project after termination. The derecognition of the onerous loss provision was accounted for as a reduction to cost of goods sold (“COGS”) during the fourth quarter of 2024.

The combined effect of the reduction in unbilled revenue and the derecognition of the onerous loss provision did not impact the Company’s gross margin.

Management does not expect settlement of the outstanding amounts from the customer within the next twelve months. As a result, the revised unbilled revenue of $161 million was reclassified to other long-term assets. Enerflex is seeking to recover all amounts owing, including the unbilled revenue, through arbitration proceedings.

Since inception of the project, Enerflex has maintained a $31 million Letter of Credit in support of its obligation under the EH Cryo project contract. Enerflex would view any drawing of the financial security in the prevailing circumstances as improper and would be considered as an additional receivable owed by the customer. See the “Legal Proceedings” section of this MD&A.

M- 5

Summary Results

	Three months ended December 31,		Twelve months ended December 31,
($ millions, except percentages and ratios)	2024	2023	2024	2023

Revenue	$561	$574	$2,414	$2,343
Gross margin	140	119	504	457
Gross margin as a percentage of revenue	25.0%	20.7%	20.9%	19.5%
Selling, general and administrative expenses ("SG&A")	92	74	327	293
Foreign exchange (gain) loss	(2)	16	4	43
Operating income	50	29	173	121
EBITDA[1]	92	-	364	240
EBIT[1]	47	(51)	179	42
EBT[1]	21	(76)	81	(52)
Net earnings (loss)	15	(95)	32	(83)
Cash provided by operating activities	113	158	324	206

Key Financial Performance Indicators (“KPIs”)[2]
ES bookings[3]	$301	$265	$1,401	$1,306
ES backlog[3]	1,280	1,134	1,280	1,134
EI contract backlog[4]	1,545	1,700	1,545	1,700
Gross margin before depreciation and amortization (“Gross margin before D&A”)[5]	174	158	642	609
Gross margin before D&A as a percentage of revenue[5]	31.0%	27.5%	26.6%	26.0%
Adjusted EBITDA[6]	121	91	432	378
Free cash flow[7]	76	139	222	95
Net debt	616	824	616	824
Bank-adjusted net debt to EBITDA ratio	1.5x	2.3x	1.5x	2.3x
Return on capital employed (“ROCE”)[8]	10.3%	2.1%	10.3%	2.1%

1EBITDA is defined as earnings before finance costs, income taxes, depreciation and amortization. EBIT is defined as earnings before finance costs and income taxes. EBT is defined as earnings before taxes.

2These KPIs are non-IFRS measures. Further detail is provided in the “Non-IFRS Measures” section of this MD&A.

3Refer to the “ES Bookings and Backlog” section of this MD&A for further details.

4Refer to the “EI Contract Backlog” section of this MD&A for further details.

5Refer to the “Gross Margin by Product line” section of this MD&A for further details.

6Refer to the “Adjusted EBITDA” section of this MD&A for further details.

7The Company amended its definition of free cash flow. Refer to the “Free Cash Flow” section of this MD&A for further details.

8Determined by using the trailing 12-month period.

M-6 Annual Report 2024

Results Overview

•
Enerflex generated revenue of $561 million during the three months ended December 31, 2024, compared to revenue of $574 million generated during the same period in 2023. The revenue decrease is primarily due to lower ES revenue partially offset by higher AMS revenue from increased utilization and service activity. During the twelve months ended December 31, 2024, Enerflex recorded revenue of $2,414 million compared to $2,343 million in the same period of 2023, primarily from continued strong performance from the Company's recurring revenue product lines as a result of steady utilization and price increases on existing EI contracts, and steady ES revenue from project volumes in NAM.
•
During the three months ended December 31, 2024, the Company recorded gross margin of $140 million and 25.0 percent, increasing from $119 million and 20.7 percent during the three months ended December 31, 2023. The increased gross margin is attributable to higher margin projects executed in ES and increased contributions from EI in LATAM. Gross margin for the twelve months ended December 31, 2024, was $504 million and 20.9 percent, increasing from $457 million and 19.5 percent during the twelve months ended December 31, 2023.
•
Cash provided by operating activities was $113 million during the three months ended December 31, 2024, which is a decrease of $45 million from the same period in 2023, primarily due to lower recovery of working capital related to the timing and execution of ES projects. Free cash flow was $76 million during the three months ended December 31, 2024, compared to $139 million during the same period last year. The decrease in free cash flow is also attributable to lower recovery of working capital in addition to higher capital expenditures during the fourth quarter of 2024. Cash provided by operating activities was $324 million during the twelve months ended December 31, 2024, which is an increase of $118 million from the twelve months ended December 31, 2023. The current year includes working capital recovery of $106 million, primarily related to strong working capital management in the ES business. Free cash flow was a source of cash of $222 million during the twelve months ended December 31, 2024, compared to $95 million during the same period last year attributable to higher recovery of working capital and lower capital expenditures in 2024.
•
The Company recorded SG&A of $92 million and $327 million during the three and twelve months ended December 31, 2024, compared to $74 million and $293 million during the same periods of 2023. The variance is primarily due to higher share price in 2024 resulting in increased mark-to-market expense on share-based compensation and a bad debt recovery of $9 million in the comparative 2023 period.
•
Enerflex reported operating income of $50 million and $173 million during the three and twelve months ended December 31, 2024, compared to operating income of $29 million and $121 million during the three and twelve months ended December 31, 2023. The increase in operating income was also influenced by lower foreign exchange losses in 2024.
•
As previously announced, Enerflex completed the partial redemption of $62 million (or 10 percent of the aggregate principal amount originally issued) of its senior secured notes (“Notes”). The redemption was completed on October 11, 2024 (the “Redemption Date”) at a redemption price of 103 percent of the principal amount of the Notes being redeemed, plus accrued and unpaid interest up to, but excluding, the Redemption Date. During the twelve months ended December 31, 2024, the Company repaid $233 million of long-term debt, which included the $62 million partial redemption of its Notes, and further reduced its bank-adjusted net debt to EBITDA ratio to 1.5x through strong cash flow generation and continued execution of its large ES backlog. At December 31, 2024, the Company was in compliance with its covenants.
•
The Company invested $32 million in capital expenditures during the fourth quarter of 2024, which comprised of $21 million related to maintenance expenditures across the Company's global EI assets and PP&E and $11 million for growth initiatives in NAM. The Company also invested $15 million to expand an EI project in EH that will be accounted for as a finance lease when completed.

•
Enerflex recorded ES bookings of $301 million during the three months ended December 31, 2024, compared to $265 million during the three months ended December 31, 2023, representing a $36 million increase. During the twelve months ended December 31, 2024, Enerflex secured $1,401 million of ES bookings, representing an increase of $95 million over the same period last year. The changes in ES bookings are attributed to higher overall compression bookings, partially offset by the reversal of the remaining $75 million of backlog related to the EH Cryo project which had no gross margin on future revenue to be recognized. Refer to the “EH Cryo Project Update” section of this MD&A for further details. The Company continues to have a healthy backlog of $1.3 billion at December 31, 2024, compared to $1.1 billion at December 31, 2023.
•
Enerflex introduced EI contract backlog by reporting segment as a key performance indicator of future revenue generation for the EI product line. The Company’s EI contract backlog of $1.5 billion at December 31, 2024, decreased when compared to backlog of $1.7 billion at December 31, 2023, primarily due to revenue recognition from existing EI contracts.
•
The Company continues to closely monitor geopolitical tensions across North America, including the potential application of tariffs as announced by the USA and Canada Governments subsequent to December 31, 2024. Enerflex’s operations in the USA, Canada and Mexico are largely distinct in the customers and projects they serve, and given our diversified operations and proactive risk management, the Company has been working to mitigate the impact of potential tariffs. The timing and impact of the tariffs on the Company’s financial results cannot currently be quantified.
•
Subsequent to December 31, 2024, Enerflex declared a quarterly dividend of CAD $0.0375 per share, payable on March 24, 2025, to shareholders of record on March 10, 2025. The Board will continue to evaluate dividend payments on an ongoing basis, based on availability of cash flow, anticipated market conditions, and general needs of the business.

M-8 Annual Report 2024

Adjusted EBITDA

Enerflex’s financial results include items that are unique, and items that Management and users of the Financial Statements adjust for when evaluating results. The Company removes the impact of these items when calculating Adjusted EBITDA. The presentation of Adjusted EBITDA should not be considered in isolation from EBIT or EBITDA or as a replacement for measures prepared as determined under IFRS. Adjusted EBITDA may not be comparable to similar non-IFRS measures disclosed by other issuers.

Enerflex believes the adjustment of items that are unique or not in the normal course of continuing operations increases the comparability across items within the Financial Statements or between periods of the Financial Statements. An example of items that are considered unique are restructuring, transaction and integration costs, while an example of an item that increases comparability includes share-based compensation, which fluctuates based on share price that can be influenced by external factors that are not directly relevant to the Company’s current operations. Items the Company has adjusted for in the past include, but are not limited to, restructuring, transaction, and integration costs; share-based compensation; impact of finance leases to account for the lease principal payments received over the term of the related lease and removing the non-cash upfront selling profit; gain or loss on redemption option associated with the Company’s Notes; government grants; impairments or gains on idle facilities; and impairment of goodwill. These items are considered either unique, non-recurring, or non-cash transactions, and not indicative of the ongoing normal operations of the Company.

	Three months ended December 31, 2024
($ millions)	NAM	LATAM	EH	Total
Net earnings[1]				$15
Income taxes[1]				6
Net finance costs[1,2]				26
EBIT[3]	$34	$11	$4	$47
Depreciation and Amortization	19	12	14	45
EBITDA	$53	$23	$18	$92
Restructuring, transaction and integration costs	1	-	-	1
Share-based compensation	11	2	3	16
Impact of finance leases
Principal payments received	-	-	10	10
Loss on redemption options[3]				2
Adjusted EBITDA	$65	$25	$31	$121

1The Company included net earnings, income taxes, and net finance costs on a consolidated basis to reconcile to EBIT.

2Net finance costs are considered corporate expenditures and therefore have not been allocated to reporting segments.

3EBIT includes $2 million loss on redemption options associated with the Notes. Debt is managed within Corporate and is not allocated to reporting segments.

	Three months ended December 31, 2023
($ millions)	NAM	LATAM	EH	Total
Net loss[1]				$(95)
Income taxes[1]				19
Net finance costs[1,2]				25
EBIT	$47	$(84)	$(14)	$(51)
Depreciation and amortization	18	14	19	51
EBITDA	$65	$(70)	$5	$-
Restructuring, transaction and integration costs	3	2	13	18
Share-based compensation	(1)	-	-	(1)
Impact of finance leases
Principal payments received	-	-	9	9
Goodwill impairment	-	65	-	65
Adjusted EBITDA	$67	$(3)	$27	$91

1The Company included net earnings, income taxes, and net finance costs on a consolidated basis to reconcile to EBIT.

2Net finance costs are considered corporate expenditures and therefore have not been allocated to reporting segments.

M- 9

	Twelve months ended December 31, 2024
($ millions)	NAM	LATAM	EH	Total
Net earnings[1]				$32
Income taxes[1]				49
Net finance costs[1,2]				98
EBIT[3]	$166	$29	$(33)	$179
Depreciation and amortization	74	53	58	185
EBITDA	$240	$82	$25	$364
Restructuring, transaction and integration costs	7	4	3	14
Share-based compensation	19	5	5	29
Impact of finance leases
Upfront gain	-	-	(3)	(3)
Principal payments received	-	1	44	45
Gain on redemption options[3]				(17)
Adjusted EBITDA	$266	$92	$74	$432

1The Company included net earnings, income taxes, and net finance costs on a consolidated basis to reconcile to EBIT.

2Net finance costs are considered corporate expenditures and therefore have not been allocated to reporting segments.

3EBIT includes $17 million gain on redemption options associated with the Notes. Debt is managed within Corporate and is not allocated to reporting segments.

	Twelve months ended December 31, 2023
($ millions)	NAM	LATAM	EH	Total
Net loss[1]				$(83)
Income taxes[1]				31
Net finance costs[1,2]				94
EBIT	$127	$(90)	$5	$42
Depreciation and amortization	69	48	81	198
EBITDA	$196	$(42)	$86	$240
Restructuring, transaction and integration costs	11	10	23	44
Share-based compensation	4	1	1	6
Impact of finance leases
Upfront gain	-	-	(13)	(13)
Principal payments received	-	1	35	36
Goodwill impairment	-	65	-	65
Adjusted EBITDA	$211	$35	$132	$378

1The Company included net earnings, income taxes, and net finance costs on a consolidated basis to reconcile to EBIT.

2Net finance costs are considered corporate expenditures and therefore have not been allocated to reporting segments.

Refer to the section “Segmented Results” of this MD&A for additional information about results by geographic location.

M-10 Annual Report 2024

ES Bookings and Backlog

Enerflex monitors its ES bookings and backlog as indicators of future revenue generation and business activity levels for the ES product line. ES bookings are recorded in the period when a firm commitment or order is received from clients. Bookings increase backlog in the period they are received, while revenue recognized on ES products decrease backlog in the period the revenue is recognized. Accordingly, ES backlog is an indication of revenue to be recognized in future periods. Revenue from contracts that have been classified as finance leases for newly built equipment is recorded as ES bookings. The full amount of revenue is removed from backlog at commencement of the lease.

Enerflex recorded bookings of $301 million for the three months ended December 31, 2024, which was higher than the $265 million bookings during the same period in 2023, and attributable to increased bookings for compression contracts in NAM.

Enerflex recorded bookings of $1.4 billion during the twelve months ended December 31, 2024, increasing from the $1.3 billion recorded during the twelve months ended December 31, 2023.

ES backlog of $1.3 billion at December 31, 2024, increased from a backlog of $1.1 billion at December 31, 2023, attributable to steady client activities in the ES business. Processing orders represent approximately 45 percent of Enerflex’s backlog at December 31, 2024.

Enerflex’s backlog of $1.3 billion as at December 31, 2024, provides strong visibility for the ES business and the Company expects near-term revenue for the ES business to remain steady. Enerflex is encouraged by initial customer response to improved natural gas prices in NAM and the medium-term outlook for ES products and services continues to be attractive, driven by expected increases in natural gas and produced water volumes across Enerflex’s global footprint.

ES bookings and backlog by reporting segment are disclosed in the “Segmented Results” section of this MD&A.

M- 11

EI Contract Backlog

The Company’s EI contract backlog is recognized from lease agreements executed with clients for leasing and/or operations and maintenance of the Company’s EI assets. Lease agreements executed during the period increases EI contract backlog while revenue recognized on EI products decreases the EI contract backlog in the period the revenue is recognized.

Enerflex has lease agreements with clients for EI assets with initial terms ranging from one to 10 years. Enerflex provides information on the recognition of revenue of EI contract backlog in Note 21 of the Financial Statements.

The following table sets forth EI contract backlog by reporting segment:

($ millions)	December 31, 2024	December 31, 2023	January 1, 2023

NAM	$136	$83	$60
LATAM	458	496	783
EH	951	1,121	1,275
Total EI contract backlog	$1,545	$1,700	$2,118

Enerflex reported EI contract backlog of $1.5 billion at December 31, 2024, a decrease when compared to the backlog of $1.7 billion at December 31, 2023. The decrease is largely due to conversion of an operating lease that is now accounted for as a finance lease due to a contract extension and modification in the first quarter of 2024 in EH, and revenue recognition from existing contracts in EH and LATAM. NAM’s backlog increased as a result of new contracts.

Segmented Results

Enerflex has three reporting segments: NAM, LATAM, and EH, each of which are supported by Enerflex’s corporate function. Corporate overheads are allocated to reporting segments based on revenue. In assessing its reporting segments, the Company considers geographic locations, economic characteristics, nature of products and services provided, nature of production processes, types of clients for its products and services, and distribution methods used.

M-12 Annual Report 2024

NAM

	Three months ended December 31,		Twelve months ended December 31,
($ millions, except percentages)	2024	2023	2024	2023

ES bookings	$363	$202	$1,327	$1,139
ES backlog	1,119	932	1,119	932
EI contract backlog	136	83	136	83

Segment revenue	$384	$354	$1,626	$1,449
Intersegment revenue	(6)	(11)	(62)	(36)
Revenue	$378	$343	$1,564	$1,413

EI	$36	$33	$146	$127
AMS	73	75	279	286
ES	269	235	1,139	1,000
Revenue	378	343	1,564	1,413
EI	17	16	70	55
AMS	12	15	48	53
ES	50	45	224	160
Gross margin	79	76	342	268
Gross margin %	20.9%	22.2%	21.9%	19.0%
EI	28	25	105	86
AMS	14	16	54	58
ES	52	47	230	168
Gross margin before D&A	94	88	389	312
Gross margin before D&A %	24.9%	25.7%	24.9%	22.1%
SG&A	46	31	177	144
Foreign exchange gain	(1)	-	(1)	-
Operating income	34	45	166	124
EBIT	34	47	166	127
EBITDA	53	65	240	196
Adjusted EBITDA	65	67	266	221

ES bookings of $363 million and $1,327 million in the three and twelve months ended December 31, 2024 increased by $161 million and $188 million compared to the same periods in 2023. The continued strength in bookings is based on steady client activity levels. Accordingly, ES backlog has been strong for four consecutive quarters and should result in ongoing strong ES revenue generation over the near term.

EI contract backlog of $136 million at December 31, 2024, is higher than $83 million at December 31, 2023, as a result of new bookings and inflationary price adjustments.

Revenue of $378 million and $1,564 million for the three and twelve months ended December 31, 2024, increased by $35 million and $151 million, respectively, compared to the same periods in 2023, primarily from increased ES revenue from elevated activity levels on a strong opening backlog and sustained client bookings. The segment also saw an increase in EI revenue due to increased EI contract backlog and inflationary price adjustments on existing contracts. Total ES and EI revenue increases were offset by lower AMS revenue primarily due to lower utilization. Full-year AMS revenue was also impacted by hurricanes that impacted the Gulf Coast region during the third quarter of 2024.

Gross margin increased during the three and twelve months ended December 31, 2024, compared to 2023, attributable to higher overall revenue and improved margins on executed ES projects.

SG&A was higher during the three and twelve months ended December 31, 2024, compared to the same periods last year, primarily due to higher share price that resulted in increased mark-to-market expense on share-based compensation. Year-to-date increase in SG&A is also attributable to recovery of a previously written off receivable of $9 million in the comparative period.

At December 31, 2024, the USA contract compression fleet totaled approximately 428,000 horsepower. Average utilization of the fleet for the three and twelve months ended December 31, 2024, was 95 percent and 94 percent respectively, consistent with the 93 percent and 94 percent for the 2023 comparative periods.

M- 13

LATAM

	Three months ended December 31,		Twelve months ended December 31,
($ millions, except percentages)	2024	2023	2024	2023

ES bookings	$4	$60	$17	$85
ES backlog	16	79	16	79
EI contract backlog	458	496	458	496

Segment revenue	$109	$97	$407	$351
Intersegment revenue	-	-	-	(1)
Revenue	$109	$97	$407	$350

EI	$69	$63	$257	$248
AMS	21	19	70	57
ES	19	15	80	45
Revenue	109	97	407	350
EI	24	16	75	64
AMS	5	4	19	13
ES	4	-	15	8
Gross margin	33	20	109	85
Gross margin %	30.3%	20.6%	26.8%	24.3%
EI	35	27	124	107
AMS	5	5	19	14
ES	4	-	15	8
Gross margin before D&A	44	32	158	129
Gross margin before D&A %	40.4%	33.0%	38.8%	36.9%
SG&A	21	9	64	53
Foreign exchange loss	-	16	5	43
Operating income (loss)	12	(5)	40	(11)
EBIT	11	(84)	29	(90)
EBITDA	23	(70)	82	(42)
Adjusted EBITDA	25	(3)	92	35

ES bookings of $4 million and $17 million in the three and twelve months ended December 31, 2024, decreased by $56 million and $68 million compared to the same periods in 2023. Enerflex continues to monitor potential projects and is well positioned to capitalize on those opportunities should they proceed.

EI contract backlog was $458 million at December 31, 2024, compared to $496 million at December 31, 2023. The decrease of $38 million is primarily due to revenue recognition from existing contracts.

Revenue was $109 million and $407 million for the three and twelve months ended December 31, 2024, compared to $97 million and $350 million for the three and twelve months ended December 31, 2023. The increases in revenue are primarily from increases in ES revenue based on the pace of execution on projects in its backlog, as well as increased EI revenue due to rate adjustments on existing contracts, and increased AMS revenue from stronger parts sales and service activities.

Gross margin increased by $13 million and $24 million during the three and twelve months ended December 31, 2024, compared to the same periods last year, mainly due to increased revenue in all product lines. Gross margin for the twelve months ended December 31, 2024, included the sale of certain EI assets which resulted in a higher gross margin percentage when compared to the prior year.

SG&A of $21 million and $64 million during the three and twelve months ended December 31, 2024, increased from the $9 million and $53 million during the same periods last year, primarily attributable to increased compensation and higher share price that resulted in increased mark-to-market expense on share-based compensation.

Foreign exchange losses decreased during the three and twelve months ended December 31, 2024, compared to the same periods in 2023, which is the result of a slower rate of devaluation of the Argentine peso and effective cash management strategies implemented in Argentina.

M-14 Annual Report 2024

EH

	Three months ended December 31,		Twelve months ended December 31,
($ millions, except percentages)	2024	2023	2024	2023

ES bookings	$(66)	$3	$57	$82
ES backlog	145	123	145	123
EI contract backlog	951	1,121	951	1,121

Segment revenue	$75	$138	$447	$588
Intersegment revenue	(1)	(4)	(4)	(8)
Revenue	$74	$134	$443	$580

EI	$44	$57	$265	$201
AMS	43	38	159	140
ES	(13)	39	19	239
Revenue	74	134	443	580
EI	15	20	66	66
AMS	11	8	34	26
ES	2	(5)	(47)	12
Gross margin	28	23	53	104
Gross margin %	37.8%	17.2%	12.0%	17.9%
EI	23	35	105	127
AMS	11	8	36	28
ES	2	(5)	(46)	13
Gross margin before D&A	36	38	95	168
Gross margin before D&A %	48.6%	28.4%	21.4%	29.0%
SG&A	25	34	86	96
Foreign exchange gain	(1)	-	-	-
Operating income (loss)	4	(11)	(33)	8
EBIT	4	(14)	(33)	5
EBITDA	18	5	25	86
Adjusted EBITDA	31	27	74	132

ES bookings were negative $66 million for the three months ended December 31, 2024, and $57 million for the full year. The decrease from the comparable 2023 reporting periods is attributable to the reversal of the remaining $75 million of backlog related to the EH Cryo project on termination of the contract, and which had no gross margin on future revenue to be recognized. The decrease was offset by new bookings secured during the year, which increased the segment’s ES backlog to $145 million at December 31, 2024.

EI contract backlog was $951 million at December 31, 2024, compared to $1,121 million at December 31, 2023. The decrease of $170 million is primarily due to conversion of an operating lease that is now accounted for as a finance lease on modification of the lease contract in the first quarter of 2024, and revenue recognition from existing contracts.

Revenue decreased by $60 million during the three months ended December 31, 2024, compared to the same period last year. This decrease in revenue is primarily due to lower ES revenue relating to the EH Cryo project that was suspended in the second quarter of 2024 and subsequently terminated during the three months ended December 31, 2024. Lower EI revenue is attributed to the EI asset previously accounted for as an operating lease that was converted to a finance lease in the first quarter of 2024. Offsetting the lower ES and EI revenue was increased AMS revenue, from increased service activity and parts sales.

Revenue decreased by $137 million during the twelve months ended December 31, 2024, compared to the same period last year. The decrease in revenue is primarily due to lower ES revenue related to the suspension and subsequent termination of the EH Cryo project contract. Offsetting the decrease in ES revenue is increased EI revenue due to upfront revenue recognized on the EI asset previously accounted for as an operating lease that is now accounted for as a finance lease, and higher AMS revenue from increased service activity and parts sales.

Gross margin was $28 million for the three months ended December 31, 2024, compared to $23 million for the three months ended December 31, 2023. The increase is due to higher gross margin contribution from AMS attributable to increased service activity and parts sales.

M- 15

Gross margin was $53 million for the twelve months ended December 31, 2024, compared to $104 million for the twelve months ended December 31, 2023. The decrease is due to lower ES revenue from project delays and increased costs on the EH Cryo project, which was suspended and subsequently terminated during the fourth quarter of 2024, and the impact of a larger upfront gain on commencement and recognition of a finance lease project in the first quarter of 2023.

SG&A was lower during the three and twelve months ended December 31, 2024, compared to the same periods in 2023 due to expenditures incurred in the prior year to integrate and optimize the acquired Exterran business. This variance was slightly offset by increased mark-to-market expense on share-based compensation in 2024.

M-16 Annual Report 2024

Gross Margin by Product Line

Each of Enerflex’s regional business segments oversees the execution of all three product lines described in “The Company” section of this MD&A: EI, AMS, and ES.

The Company considers its EI and AMS product lines to be recurring in nature, given that revenue is typically contracted and extends into the future. The Company aims to diversify and expand EI and AMS offerings, which the Company believes offer longer-term stability in earnings compared to ES revenue, which historically has been dependent on cyclical demand for new compression, processing, and electric power equipment. While individual EI and AMS contracts are subject to cancellation or have varying lengths, the Company does not believe these characteristics preclude these product lines from being considered recurring in nature.

The components of each product line’s gross margin and gross margin before D&A are disclosed in the tables below.

	Three months ended December 31, 2024
($ millions, except percentages)	EI	AMS	ES1	Total

Revenue	$149	$137	$275	$561
Cost of goods sold:
Operating expenses	63	107	217	387
Depreciation and amortization	30	2	2	34
Gross margin	$56	$28	$56	$140
Gross margin %	36.9%	20.4%	20.4%	25.0%
Gross margin before D&A	$86	$30	$58	$174
Gross margin before D&A %	57.7%	21.9%	21.1%	31.0%

1 Gross margin percentage and gross margin before D&A percentage increased during the three months ended December 31, 2024, compared to the same period last year, primarily due to project mix and recoveries as well as decreased revenue on termination of the EH Cryo project contract.

	Three months ended December 31, 2023
($ millions, except percentages)	EI	AMS	ES	Total

Revenue	$153	$132	$289	$574
Cost of goods sold:
Operating expenses	66	103	247	416
Depreciation and amortization	35	2	2	39
Gross margin	$52	$27	$40	$119
Gross margin %	34.0%	20.5%	13.8%	20.7%
Gross margin before D&A	$87	$29	$42	$158
Gross margin before D&A %	56.9%	22.0%	14.5%	27.5%

	Twelve months ended December 31, 2024
($ millions, except percentages)	EI	AMS	ES	Total

Revenue	$668	$508	$1,238	$2,414
Cost of goods sold:
Operating expenses	334	399	1,039	1,772
Depreciation and amortization	123	8	7	138
Gross margin	$211	$101	$192	$504
Gross margin %	31.6%	19.9%	15.5%	20.9%
Gross margin before D&A	$334	$109	$199	$642
Gross margin before D&A %	50.0%	21.5%	16.1%	26.6%

	Twelve months ended December 31, 2023
($ millions, except percentages)	EI	AMS	ES	Total

Revenue	$576	$483	$1,284	$2,343
Cost of goods sold:
Operating expenses	256	383	1,095	1,734
Depreciation and amortization	135	8	9	152
Gross margin	$185	$92	$180	$457
Gross margin %	32.1%	19.0%	14.0%	19.5%
Gross margin before D&A	$320	$100	$189	$609
Gross margin before D&A %	55.6%	20.7%	14.7%	26.0%

M- 17

Non-IFRS Measures

Enerflex measures its financial performance using several key financial performance indicators, some of which do not have standardized meanings as prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. These non-IFRS measures are also used by Management in its assessment of relative investments in operations and include adjusted EBITDA, ES bookings and backlog, EI contract backlog, gross margin before D&A, recurring gross margin before D&A, net debt, ROCE, bank-adjusted net debt to EBITDA ratio, free cash flow, and dividend payout ratio, and should not be considered as alternatives to net earnings or any other measure of performance under IFRS. Reconciliation of these non-IFRS measures to the most directly comparable IFRS measure is provided below and in the relevant sections where appropriate. ES bookings and backlog and EI contract backlog do not have a directly comparable IFRS measure.

Gross Margin before D&A

The Company defines gross margin before D&A as gross margin excluding the impact of depreciation and amortization. The historical costs of assets may differ if they were acquired through acquisition or constructed, resulting in differing depreciation. Gross margin before D&A is useful to present operating performance of the business before the impact of depreciation and amortization that may not be comparable across assets. Reconciliation of gross margin before D&A to the most directly comparable IFRS measure is presented in the "Gross Margin by Product Line" section of this MD&A.

Recurring Gross Margin before D&A

The Company introduced recurring gross margin before D&A as a new key performance indicator to help users of the financial report assess Enerflex’s recurring business. Recurring gross margin before D&A is defined as gross margin before D&A from the EI and AMS product lines. These recurring gross margin before D&A are typically contracted and extend into the future, rather than only being recognized as a single transaction. EI gross margin before D&A relates to compression, processing, treated water, and electric power equipment. AMS gross margin before D&A is derived from installation, commissioning, operations and maintenance of client equipment, and parts sales. Conversely, gross margin before D&A from the Company’s ES product line is for the manufacturing and delivery of equipment and is non-recurring once the goods are delivered. While EI and AMS contracts are subject to cancellation or have varying lengths, the Company does not believe these characteristics preclude them from being considered recurring in nature.

	Three months ended December 31,		Twelve months ended December 31,
($ millions, except percentages)	2024	2023	2024	2023

EI gross margin before D&A1	$86	$87	$334	$320
AMS gross margin before D&A1	30	29	109	100

Total recurring gross margin before D&A	$116	$116	$443	$420

Total gross margin before D&A1	$174	$158	$642	$609
% of total gross margin before D&A	66.7%	73.4%	69.0%	69.0%

1Refer to the “Gross Margin by Product Line” section of this MD&A.

M-18 Annual Report 2024

ROCE

ROCE is a measure used to analyze operating performance and efficiency of the Company’s capital allocation process. The ratio is calculated by taking EBIT for the 12-month trailing period divided by capital employed. Capital employed is average debt and Shareholders’ equity less average cash for the trailing four quarters.

($ millions, except percentages)	December 31, 2024	December 31, 2023

Trailing 12-month EBIT	$179	$42
Average Capital employed
Average Net debt[1]	$704	$887
Average Shareholders’ equity[1]	1,038	1,124
Average capital employed	$1,742	2,011
ROCE	10.3%	2.1%

1Based on a trailing four-quarter average.

Bank-Adjusted Net Debt to EBITDA Ratio

The Company defines bank-adjusted net debt to EBITDA as borrowings under the Revolving Credit Facility (“RCF”) and Notes less cash and cash equivalents, divided by EBITDA as defined by the Company’s lenders for the trailing 12-months. In assessing whether the Company is compliant with financial covenants related to its debt, certain adjustments are made to EBITDA to determine Enerflex's bank-adjusted net debt to EBITDA ratio. These adjustments and Enerflex's bank-adjusted net debt to EBITDA ratio are calculated in accordance with, and derived from, the Company's financing agreements.

Free Cash Flow and Dividend Payout Ratio

The Company modified its calculation of free cash flow to include a deduction for growth capital expenditures and exclude the deduction for dividends paid. Free cash flow is now defined as cash provided by (used in) operating activities, less total capital expenditures (growth and maintenance) for PP&E and EI assets, mandatory debt repayments, and lease payments, while proceeds on disposals of PP&E and EI assets are added back. This modification is aimed at providing additional clarity into Enerflex’s free cash flow and help users of the financial statements assess the level of free cash generated to fund other non-operating activities. These activities could include dividend payments, share repurchases, and non-mandatory debt repayments. Free cash flow may not be comparable to similar measures presented by other companies as it does not have a standardized meaning under IFRS. Management has adopted this non-IFRS measure to improve comparability with its peers and will also be used in calculating the newly adopted dividend payout ratio.

The Company also introduced the dividend payout ratio, which is defined as dividends divided by free cash flow. The dividend payout ratio is a non-IFRS measure and may not be comparable to similar measures presented by other companies as it does not have a standardized meaning under IFRS. Dividend payout ratio has been adopted to provide clarity on the proportion of free cash flow being returned to shareholders.

M- 19

The following table reconciles free cash flow to the most directly comparable IFRS measure, cash provided by operating activities:

	Three months ended December 31,		Twelve months ended December 31,
($ millions, except percentages)	2024	2023	2024	2023

Cash provided by operating activities before changes in working capital and other[1]	$74	$46	$218	$193
Net change in working capital and other	39	112	106	13
Cash provided by operating activities[2]	$113	$158	$324	$206
Less:
Capital expenditures - Maintenance and PP&E	(21)	(13)	(53)	(45)
Capital expenditures - Growth	(11)	(4)	(22)	(61)
Mandatory debt repayments	-	(10)	(10)	(20)
Lease payments	(5)	(3)	(20)	(15)
Add:
Proceeds on disposals of PP&E and EI assets	-	11	3	30
Free cash flow	$76	$139	$222	$95

Dividends paid	2	2	9	9
Dividend payout ratio	2.6%	1.4%	4.1%	9.5%

1Enerflex also refers to cash provided by operating activities before changes in working capital and other as “Funds from operations” or “FFO”.

2Enerflex also refers to cash provided by operating activities as “Cashflow from operations” or “CFO”.

The Company experienced a higher recovery of working capital during the three months ended December 31, 2023, related to timing and execution of ES projects. While the Company has been able to efficiently manage working capital globally, it did not experience this same magnitude of recovery during the three months ended December 31, 2024.

Liquidity

The Company expects cashflow from operations in 2025, together with cash and cash equivalents on hand and currently available credit facilities, will be sufficient to fund its requirements for investments in working capital and capital assets.

The following table outlines the Company’s liquidity as at December 31, 2024:

($ millions)	December 31, 2024

Cash and cash equivalents		$92

RCF	800

Less: Drawings on RCF	(191)

Less: Letters of Credit[1]	(87)	522

Available for future drawings		$614

1Represents letters of credit that the Company has funded with the RCF. Additional letters of credit of $29 million are funded from the $70 million LC Facility. Refer to Note 17 “Long-Term Debt” of the Financial Statements for further details.

M-20 Annual Report 2024

Covenant Compliance

The Company continues to meet the covenant requirements of its funded debt, including the secured RCF and Notes reflecting strong performance and cash flow generation; and Enerflex’s focus of repaying debt and lowering finance costs.

The following table sets forth a summary of the covenant requirements and the Company’s performance:

	2024		2023
	Requirement	Performance	Performance

Senior secured net funded debt to EBITDA ratio[1] – Maximum	2.5x	0.2x	0.7x

Bank-adjusted net debt to EBITDA ratio[2] – Maximum	4.0x	1.5x	2.3x

Interest coverage ratio[3] – Minimum	2.5x	4.5x	4.2x

1Senior secured net funded debt to EBITDA is defined as borrowings under the RCF less cash and cash equivalents, divided by trailing 12-month EBITDA as defined by the Company’s lenders.

2Refer to the "Bank-Adjusted Net Debt to EBITDA Ratio" section of this MD&A.

3Interest coverage ratio is calculated by dividing the trailing 12-month EBITDA, as defined by the Company’s lenders, by interest expense over the same timeframe.

Credit Rating

Enerflex’s credit ratings affect the cost and ability to access the capital markets, and it is the Company’s objective to maintain high quality credit ratings.

As at February 26, 2025, S&P Global Ratings ("S&P"), Moody’s Investors Service, Inc. ("Moody’s"), and Fitch Ratings, Inc. ("Fitch") assigned the following credit ratings to Enerflex and the Notes:

	S&P	Moody’s	Fitch
Corporate Credit Rating	BB (stable outlook)	Ba3 (stable outlook)	BB- (positive outlook)
Notes	BB+ (stable outlook)	B1 (stable outlook)	BB (positive outlook)

Summarized Statements of Cash Flow

	Three months ended December 31,		Twelve months ended December 31,
($ millions)	2024	2023	2024	2023

Cash and cash equivalents, beginning of period	$95	$121	$95	$187
Cash provided by (used in):
Operating activities	113	158	324	206
Investing activities	(20)	(27)	(59)	(119)
Financing activities	(94)	(131)	(263)	(149)
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(2)	(26)	(5)	(30)
Cash and cash equivalents, end of period	$92	$95	$92	$95

Operating Activities

Cash provided by operating activities for the three months ended December 31, 2024, was lower by $45 million when compared to the same period in 2023, primarily driven by lower working capital recovery, partially offset by higher net earnings recognized during the fourth quarter of 2024. Cash provided by operating activities for the twelve months ended December 31, 2024, was $118 million higher compared to the same period last year. The year-over-year variance is primarily driven by higher net earnings and working capital recoveries for the

M- 21

twelve months ended December 31, 2024. Changes in working capital are explained in the "Financial Position" section of this MD&A.

Investing Activities

Cash used in investing activities for the three months ended December 31, 2024, was lower than cash used in investing activities in the same period last year, which is primarily due to the purchase of financial instruments in the prior year, which did not repeat, partially offset by increased capital expenditures in the current year. The decrease in cash used in investing activities for the twelve months ended December 31, 2024, compared to the same period last year is primarily due to decreased capital expenditures.

Financing Activities

Cash used in financing activities for the three months ended December 31, 2024, was less than the same period last year due to repayments on the Term loan and higher net repayment on the RCF during the fourth quarter of 2023. Cash used in financing activities for the twelve months ended December 31, 2024, was higher when compared to same period last year, primarily due to repayment of the Term Loan, partial redemption of the Notes during the fourth quarter of 2024 and further net repayment on the RCF.

Capital Expenditures and Expenditures for Finance Leases

Enerflex distinguishes capital expenditures (“CAPEX”) invested in EI assets as either maintenance or growth. Maintenance expenditures are necessary costs to continue utilizing existing EI assets, while growth expenditures are intended to expand the Company's EI assets. The Company may also incur costs related to construction of EI assets determined to be finance leases. These costs are accounted for as work-in-progress (“WIP”) related to finance leases, and once the project is completed and enters service, it is reclassified to COGS.

During the three and twelve months ended December 31, 2024, Enerflex invested $32 million and $75 million in capital expenditures, including maintenance of the Company's global EI fleet, as well as small-scale investments to expand the fleet across all regions.

Capital expenditures and expenditures for finance leases are shown in the table below:

	Three months ended December 31,		Twelve months ended December 31,
($ millions)	2024	2023	2024	2023

Maintenance and PP&E	$21	$13	$53	$45
Growth	11	4	22	61
Total CAPEX	32	17	75	106
Expenditures for finance leases	15	-	35	3
Total CAPEX and expenditures for finance leases	$47	$17	$110	$109

M-22 Annual Report 2024

Selling, General and Administrative Expenses

SG&A expenses comprise of costs incurred by the Company to support business operations that are not directly attributable to the production of goods or services.

	Three months ended December 31,		Twelve months ended December 31,
($ millions)	2024	2023	2024	2023

Core SG&A1	$65	$63	$249	$249

Share-based compensation	16	(1)	29	6

Depreciation and amortization	11	12	47	46

Bad debt expense (recovery)	-	-	2	(8)

Total SG&A	$92	$74	$327	$293

1 Core SG&A is primarily comprised of compensation, third-party services, and information technology expenses.

Total SG&A for the three and twelve months ended December 31, 2024, is higher than the same periods last year, primarily due to the increase in share-based compensation expense as a result of a higher share price.

Financial Position

The following table outlines significant changes in the consolidated statements of financial position as at December 31, 2024, compared to December 31, 2023:

($ millions)	Increase (Decrease)	Explanation
Current assets	(42)	Decrease in current assets is primarily due to lower short-term investments, unbilled revenue, inventories, and prepayments, partially offset by increased work-in-progress related to finance leases.
Unbilled revenue	(133)

Decrease in non-current unbilled revenue is primarily due to the termination of the EH Cryo project contract which resulted in reclassification of the revised unbilled revenue to other assets. Refer to the “EH Cryo Project Update” section of this MD&A for further information.

EI assets – operating leases	(151)

Decrease in EI assets is primarily due to the extension and modification of an existing EH EI asset previously accounted for as an operating lease, which is now accounted for as a finance lease, and depreciation, partially offset by additions.

EI assets – finance leases receivable	28	Increase in non-current finance leases receivable is due to the extension and modification of an existing EI asset contract as noted above.
Intangibles	(18)	Decrease in intangibles is primarily due to amortization.
Goodwill	(11)	Decrease in goodwill is due to movement in foreign exchange rates.
Other assets	169

Increase in other assets is primarily due to the reclassification of unbilled revenue related to the EH Cryo project on contract termination from unbilled revenue to other assets, and recognition of redemption options on the Company’s Notes.

Current liabilities, excluding current portion of long-term debt	83	Increase in current liabilities, excluding the current portion of long-term debt is primarily due to movement in deferred revenue, driven by increased ES activity levels.
Deferred revenue	(11)	Decrease in long-term deferred revenue is due to progression of certain contracts that result in recognition of revenue.
Long-term debt	(211)

Decrease in total long-term debt is primarily due to the repayment of the Term Loan, partial redemption of the Notes, and net repayment on the RCF, partially offset by amortization of deferred transaction costs and the Notes discount.

M- 23

Selected Annual Information

Years ended December 31, ($ millions, except per share amounts)	2024	2023	2022

Revenue	$2,414	$2,343	$1,355
Net earnings (loss)	32	(83)	(74)
Earnings (loss) per share (“EPS”) - basic	0.26	(0.67)	(0.76)
EPS - diluted	0.26	(0.67)	(0.76)
Total assets	2,791	2,958	3,144
Total non-current financial liabilities	708	879	1,007
Cash dividends declared per share (“DPS”) (CAD $)	0.1125	0.1000	0.1000

Quarterly Financial Information

	2024				2023
($ millions, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

ES bookings	$301	$349	$331	$420	$265	$394	$264	$383
ES backlog	1,280	1,271	1,251	1,266	1,134	1,158	1,080	1,139
EI contract backlog	1,545	1,601	1,604	1,639	1,700	1,881	2,025	2,096
Revenue	561	601	614	638	574	580	579	610
Gross margin	140	141	136	87	119	110	109	119
Gross margin before D&A	174	176	173	119	158	150	145	156
SG&A	92	82	75	78	74	75	66	78
EBITDA	92	122	103	47	-	77	83	80
Adjusted EBITDA	121	120	122	69	91	90	107	90
Net earnings (loss)	15	30	5	(18)	(95)	4	(2)	10
EPS – basic	0.12	0.24	0.04	(0.15)	(0.77)	0.03	(0.02)	0.08
EPS – diluted	0.12	0.24	0.04	(0.15)	(0.77)	0.03	(0.02)	0.08
FFO[1]	74	63	63	18	46	44	53	50
CFO[2]	113	98	12	101	158	51	(1)	(2)
Free cash flow[3]	76	78	(4)	72	139	21	(26)	(39)
DPS (CAD $)	0.0375	0.0250	0.0250	0.0250	0.0250	0.0250	0.0250	0.0250
CAPEX – Maintenance & PP&E	21	14	9	9	13	10	15	7
CAPEX – Growth	11	2	1	8	4	10	9	38

1 FFO or “Funds from operations” is also referred to by Enerflex as “Cash provided by operating activities before changes in working capital and other”.

2 CFO or “Cashflow from operations” is also referred to by Enerflex as “Cash provided by (used in) operating activities”.

3 During the fourth quarter of 2024, the Company modified its calculation of free cash flow. Refer to the “Free Cash Flow and Dividend Payout Ratio” section of this MD&A for further details.

M-24 Annual Report 2024

Capital Resources

On January 31, 2025, Enerflex had 124,143,179 Common Shares outstanding. Enerflex has not established a formal dividend policy, and the Board anticipates setting the Company’s quarterly dividends based on availability of cash flow, anticipated market conditions, and general needs of the business. Subsequent to the fourth quarter of 2024, the Board declared a quarterly dividend of CAD $0.0375 per share.

At December 31, 2024, the Company had drawings of $191 million against the RCF (December 31, 2023 – $368 million including the Term Loan, January 1, 2023 – $488 million including the Term Loan). The weighted average interest rate on the RCF at December 31, 2024, was 7.4 percent (December 31, 2023 – 7.7 percent, January 1, 2023 – 7.0 percent).

The composition of the borrowings on the Notes and RCF were as follows:

	Maturity Date	December 31, 2024	December 31, 2023	January 1, 2023

Notes	October 15, 2027	$563	$625	$625
Drawings on the RCF	October 13, 2026	191	238	338
Drawings on the Term Loan		-	130	150
		754	993	1,113
Deferred transaction costs and Notes discount		(46)	(74)	(86)
Long-term debt		$708	$919	$1,027

Current portion of long-term debt		$-	$40	$20
Non-current portion of long-term debt		708	879	1,007
Long-term debt		$708	$919	$1,027

At December 31, 2024, without considering renewal at similar terms, the USD equivalent principal payments due over the next five years are $754 million, and nil thereafter.

Contractual Obligations, Committed Capital Investment, and Off-Balance Sheet Arrangements

The Company’s contractual obligations are contained in the following table:

($ millions)	Long-term debt	Leases	Purchase obligations	Total

2025	$-	$24	$539	$563
2026	191	19	5	215
2027	563	15	1	579
2028	-	8	-	8
2029	-	4	-	4
Thereafter	-	9	-	9
Total contractual obligations	$754	$79	$545	$1,378

The Company’s lease commitments are contracts related to premises, equipment, and service vehicles.

Majority of the Company’s purchase commitments relate to major components for the EI and ES product lines and to long-term information technology and communications contracts entered into in order to reduce the overall cost of services received.

M- 25

The Company anticipates using its cash and cash equivalents, and available capacity under its RCF to fund its contractual obligations.

The Company does not have any committed capital investments or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial condition, results of operations, liquidity, or capital expenditures.

Income Taxes

The Company reported income tax expense of $6 million for the three months ended December 31, 2024, compared to income tax expense of $19 million in the same period of 2023. The decrease is due to the exchange rate effects on tax basis. The Company reported income tax expense of $49 million for the twelve months ended December 31, 2024, compared to income tax expense of $31 million in the same period of 2023. The increase is primarily driven by increased earnings taxed in foreign jurisdictions and tax accrual for Pillar II tax regime, partially offset by the decrease in the exchange rate effects on tax basis.

Related Parties

Enerflex transacts with certain related parties during the normal course of business. Related parties include the Company’s 45 percent equity investment in Roska DBO and the Company’s 65 percent interest in a joint venture in Brazil.

All transactions occurring with related parties were in the normal course of business operations under the same terms and conditions as transactions with unrelated parties. During the year ended December 31, 2024, the Company recorded revenue of $2 million (December 31, 2023 – $2 million) from transactions with Roska DBO. There were no accounts receivables or purchases during the year ended December 31, 2024 (December 31, 2023 – nil). All related party transactions are settled in cash. There were no transactions with the joint venture in Brazil.

Further details of the related party transactions are disclosed in Note 31 “Related Party Transactions” of the Financial Statements.

Legal Proceedings

In the fourth quarter of 2024, Enerflex terminated its contract for the EH Cryo project citing a continuing Force Majeure situation and circumstances that made it impossible for Enerflex to fulfill its contractual obligations. Enerflex’s customer has commenced arbitration proceedings against the Company in connection with the EH Cryo project. Enerflex views its customer’s claims as baseless and unsubstantiated and a wrongful attempt to circumvent the Company’s rights under the contract. Enerflex is disputing the customer’s claims and has brought a counterclaim against its customer to recover amounts owing following Enerflex’s termination of the EH Cryo project contract. At December 31, 2024, the asset position associated with the EH Cryo project was $161 million.

The Company is involved in litigation and claims associated with normal operations against which certain provisions may be made in the Financial Statements.

M-26 Annual Report 2024

Risk Factors

An investment in Enerflex Common Shares involves a number of risks. There are general risks associated with all businesses; industry specific risks inherent in Enerflex’s operations; and risks specific to Enerflex. This section describes the risks that Enerflex believes are most material to its business and operations. The risks identified herein is not a complete list of all the risks and potential risks applicable to Enerflex. Additional risks may arise from time to time as Enerflex’s business evolves. Risks currently perceived as immaterial may become material. While the Company has extensive policies and procedures in place to limit, manage and mitigate risks, including the Company’s Enterprise Risk Management (“ERM”) program, there is no assurance that Enerflex will be successful in preventing or minimizing the harm and potential harm that risks present.

General Business Risks

Failure to meet investor expectations

As with all businesses, there is a risk that Enerflex does not always meet investor expectations, including expectations regarding financial performance and the optimal deployment of capital. Investors may have expectations regarding the timeline for returns on an investment in Company, which may not align with the Company’s own strategic objectives, forecasts, and scenario planning, and which may not fully consider the volatility and cyclical nature of the oil and natural gas industry. BOOM projects in particular have a multi-year development cycle, with returns typically materializing over a longer term than investors might anticipate. Certain assumptions, estimates, and analysis impacting Enerflex’s growth projections may not materialize for reasons beyond the Company’s control. See “Forward Looking Information”.

A failure to meet stakeholder expectations could adversely impact the reputation of the Company, and investor trust and confidence in the Company, its Board and Management, such that investors reduce their investment in Enerflex, or do not invest in Enerflex at all. This may have an adverse impact on the price and liquidity of Enerflex’s securities, and otherwise adversely impact the Company’s financial position. A failure to meet stakeholder expectations could also result in negative change to Enerflex’s credit ratings. These ratings affect Enerflex’s short and long-term financing costs, liquidity, and operations over the long term, and its ability to engage in certain business activities cost-effectively. If a rating agency downgrades Enerflex’s current corporate credit rating or the rating of its 9.00 percent Notes, or negatively changes its credit outlook, it could have an adverse effect on Enerflex’s future financing costs and access to liquidity and capital.

The Company manages the risk of not meeting shareholder expectations through a combination of (a) clear, credible, and consistent communication of its financial performance and strategic objectives to stakeholders by way of regular market updates, a dedicated investor relations function, and engagement with shareholders by Management and members of the Board of Directors, and (b) a disciplined focus on executing the short-, medium- and long-term strategies communicated to investors. The Company also monitors corporate governance developments and engages with proxy advisory firms and governance organizations in an effort to continually improve its disclosures.

Compliance with domestic and international laws, financial reporting rules, and applicable regulations impact Enerflex’s operations

With operations in 17 countries globally, the Company is impacted by, and required to comply with, a multitude of international, federal, provincial, state, and local laws and regulations. Enerflex has developed policies, procedures, and training tools designed to achieve and maintain compliance with these laws and regulations, both in its own right and by contractors and sub-contractors. While management believes the Company and its subsidiaries comply with current prevailing laws and regulations, these laws and regulations are complex, subject to periodic revision, and many are becoming increasingly stringent. In addition, laws and regulations are often subject to changes in their interpretation by administrative authorities. There is thus a risk that the Company is not able to maintain compliance with all applicable laws or regulations in all jurisdictions and that the Company could be exposed to investigations, claims, and other regulatory proceedings for alleged or actual violations of laws and regulations related to its operations. This could result in the imposition of administrative, civil, and criminal enforcement measures, including assessment of

M- 27

monetary penalties, disgorgement, obligatory modifications to business practices and compliance programs, and issuance of injunctions as to future compliance. While Enerflex cannot accurately predict the impact of any such proceedings, they could have a material adverse effect on the Company’s reputation, business, financial condition, results of operations, and cash flow.

The cost of legal and regulatory compliance can also be significant. These costs impact the Company’s operating costs and, if they increase over time, could negatively impact the demand for the Company’s products and services.

Enerflex’s compliance obligations, and associated risks, include but are not limited to those detailed below.

(a) Corruption, anti-bribery, sanctions, and trade laws

The Company is required to comply with domestic and international laws and regulations regarding corruption, anti-bribery, sanctions, and trade compliance. Enerflex conducts business in many parts of the world that experience high levels of corruption, relies on third-party agents to act on the Company’s behalf in some jurisdictions where the Company does not have a presence, and is subject to various laws that govern the import and export of its equipment, including licensing requirements and transfer pricing rules.

The Canadian government, the US Department of Justice, the SEC, the US Office of Foreign Assets Control, and similar agencies and authorities in other jurisdictions have a broad range of civil and criminal penalties they may seek to impose against companies and individuals for violations of anti-corruption and anti-bribery legislation, trade laws, and sanctions laws.

(b) HSE laws and regulations

Compliance with environmental laws is a priority across Enerflex operations and in the manufacturing of the Company's products. Certain environmental laws may impose joint and several and strict liability for environmental contamination, which may render the Company liable for remediation costs, natural resource damages, and other damages as a result of Company conduct or the conduct of, or conditions at Company facilities caused by, prior owners or operators or other third parties. In addition, where contamination may be present, it is possible that neighbouring landowners and other third parties may file claims for personal injury, property damage, and recovery of response costs. Remediation costs and other damages arising as a result of environmental laws and regulations could be substantial and could negatively impact financial condition, profitability, and results of operations.

Enerflex may need to apply for or amend facility permits or licenses from time to time with respect to storm water, waste handling, or air emissions relating to manufacturing activities or equipment operations, which may subject Enerflex to new or revised permitting conditions. These permits and authorizations may contain numerous compliance requirements, including monitoring and reporting obligations and operational restrictions, such as emission limits, which may be onerous or costly to comply with. Given the large number of jurisdictions and facilities in which Enerflex operates, and the numerous environmental permits and other authorizations that are applicable to its operations, the Company may occasionally identify or be notified of technical violations of certain compliance requirements and could be subject to penalties related thereto.

The Company is also subject to various federal, provincial, state, and local laws and regulations relating to safety and health conditions in its manufacturing facilities and other operations. Those laws and regulations may also subject the Company to material financial penalties or liabilities for any noncompliance, as well as potential business disruption if any of its facilities, or a portion of any facility, is required to be temporarily closed as a result of any violation of those laws and regulations. Any such financial liability or business disruption could have a material adverse effect on the Company's projections, business, results of operations, and financial condition.

(c) Laws relating to internal control over financial reporting and disclosure controls and procedures

Enerflex is required by law to maintain effective internal control over financial reporting and disclosure controls and procedures, including under the Sarbanes-Oxley Act of 2002 (“SOx”). Under SOx requirements, Enerflex must furnish a report by management on, among other things, the effectiveness of its internal control over financial reporting. This assessment includes disclosure of any material weaknesses identified by management in the Company’s internal control over financial reporting. Enerflex cannot provide assurance that there will not be material weaknesses and deficiencies identified presently or in the future. Enerflex may not be able to remediate material weaknesses that have been identified, or any future material weaknesses

M-28 Annual Report 2024

that may be identified, or complete any evaluation, testing and remediation in a timely manner. Where material weaknesses and deficiencies do exist, there is a reasonable possibility that material misstatements in the Company’s financial statements will not be prevented or detected on a timely basis. The Company’s independent auditors may issue adverse reports if it is not satisfied with the level at which Enerflex’s controls are designed, documented, or operating. Consequently, the Company cannot provide assurance that its independent auditors will be able to attest to the effectiveness of the Company’s internal control over financial reporting now or in the future.

If Enerflex is unable to remediate known material weaknesses, or if it identifies additional material weaknesses or deficiencies, it may be unable to produce accurate and timely financial statements in conformity with IFRS, which could lead to investors losing confidence in the Company’s financial disclosures, trigger an event of default under its credit agreements and harm its business, which could have a material adverse effect on the trading price of Enerflex Common Shares, could result in the Company being unable to comply with applicable securities laws and stock exchange listing requirements, or could restrict its future access to capital markets.

Trade tariffs may create or heighten geopolitical and economic instability

Economic, tax and trade policies may have significant implications for Canadian, U.S. and global economies. The potential imposition of trade tariffs by the USA on imports from Canada and other countries, together with potential retaliatory tariffs by those countries on imports from the USA, and other potential measures, including import and export duties, fees, economic sanctions or other trade measures, immigration policy, tax policy, and energy regulation, present risks to Enerflex's business and operations and may create or heighten geopolitical and economic instability and increase market volatility. Such measures, the nature, extent, and timing of which are uncertain, could lead to increased costs, facilitate changes in interest rates and inflation, impact commodity prices, or currency exchange rates, and lower economic growth and equity prices, any or all of which could adversely impact Enerflex's results and/or operations.

The Company continues to closely monitor developments in this area. Enerflex’s operations in the USA, Canada, and Mexico are largely distinct in the customers and projects they serve. The Company is working to mitigate the impact of the potential tariffs through its diversified operations and proactive risk management. The nature, timing, and impact of the tariffs on the Company’s financial and operational results cannot currently be quantified or determined.

Changes in tax laws, interpretations, or rates may negatively impact Enerflex

The Company and its subsidiaries are subject to income and other taxes in multiple jurisdictions. One or more of the jurisdictions in which Enerflex does business could seek to impose incremental or new taxes on the Company or its subsidiaries. Effective tax rates in those jurisdictions could also be impacted by changes in tax laws or interpretations thereof, changes in the mix of earnings in countries with differing statutory tax rates, or changes in the valuation of deferred tax assets and liabilities. Any such change could have a material adverse impact on the Company's financial and operational results.

While management believes the Company and its subsidiaries are in compliance with current prevailing tax laws and requirements, the Company or its subsidiaries could be subject to assessment, reassessment, audit, investigation, inquiry, or judicial or administrative proceedings by any of the taxing jurisdiction where it operates. The timing or impacts of any such assessment, reassessment, audit, investigation, inquiry, or judicial or administrative proceedings, or any future changes in tax laws, including the impacts of proposed regulations, cannot be predicted. Any adverse tax developments, including legislative changes, judicial holdings, or administrative interpretations, could have a material and adverse effect on the results of operations, financial condition, and cash flows of the Company.

Force majeure events may impact Enerflex’s business

The Company’s operations could be impacted by disruptions beyond its control, including, but not limited to: natural disasters; extreme weather events; the outbreak of epidemics, pandemics, or other health crises; terrorist activities, anti-terrorist efforts, and other armed conflicts; national emergencies; trade disruptions; acts of foreign governments, and civil unrest. Any such disruptions could result in, amongst other things, a slowdown, or temporary, prolonged or permanent suspension of Enerflex’s operations in impacted geographic locations; damaged infrastructure and key facility closures; reduced economic activity and corresponding

M- 29

reduced demand for the Company’s products and services; or an impaired supply chain, increasing the cost of goods and services used in Enerflex’s operations. Disruptions may also adversely impact the health and safety of Enerflex’s employees or otherwise restrict the availability or productivity of its workforce. Should any such disruption occur, the Company’s business, operations, assets, financial condition, and cash flows could be materially and adversely affected.

Emerging from any slowdown or suspension in operations presents further risks to Enerflex’s business, financial condition, and reputation. The Company may be delayed in reaching full operational capacity and in bringing crucial systems and processes online and may have reduced access to assets and project sites, disrupting its ability to service client partners or making it impossible to fulfill its contractual obligations. The Company mitigates this risk through appropriate contractual protections.

Any unforeseen disruptions could also expose Enerflex to substantial liability for personal injury, loss of life, property damage, and pollution. Enerflex carries insurance to protect the Company against these unforeseen events, subject to appropriate deductibles and the availability of coverage, although such insurance protections may not be adequate to cover all losses or liabilities that the Company may incur. See “Risk Factors - Enerflex Specific Risks - Enerflex’s business requires significant levels of insurance” in the Company’s AIF for the limitations on insurance coverage and associated risks to the business.

ESG matters, climate change, and associated regulatory and policy changes could impact Enerflex’s business

Practices and disclosures relating to ESG matters (including but not limited to governance practices, climate change and emissions, diversity and inclusion, data security and privacy, ethical sourcing, and water, waste, and ecological management) have, in recent years, attracted increasing scrutiny by stakeholders. Certain stakeholders are requesting that issuers develop and implement more robust ESG policies and practices. Developing and implementing such policies and practices can involve significant costs and require a significant time commitment from the Board of Directors, Executive Management Team, and employees of Enerflex. Failing to implement the policies and practices as requested or expected by Enerflex’s stakeholders, may result in investors reducing their investment in Enerflex, or not investing in Enerflex at all, thereby affecting the price and liquidity of Enerflex’s securities. The Company’s response to addressing ESG matters, and any negative perception thereof, can also impact Enerflex’s financial position through increased financing costs, and impact its reputation, business prospects, and ability to hire and retain qualified employees. It could also make the Company vulnerable to activist shareholders. Such risks could adversely affect Enerflex’s business, future operations, and profitability.

Climate change policy is quickly evolving at regional, national, and international levels, and political and economic events may significantly affect the scope and timing of climate change measures that are ultimately put in place. While Enerflex does not currently exceed the applicable thresholds for emissions-reduction initiatives in its jurisdictions of operations, there is a global trend in recent periods towards greater regulation of GHG emissions. Although it is not possible to predict how new laws or regulations would impact the Company’s business, any future requirements imposing carbon pricing schemes, carbon taxes, or emissions-reduction obligations on the Company’s energy infrastructure, equipment, and operations could require it to incur costs to reduce emissions or to purchase emission credits or offsets and may cause delays or restrictions in its ability to offer its products and services. Failure to comply with such laws and regulations could result in significant liabilities or penalties being imposed on Enerflex. There is also a risk that Enerflex could face claims initiated by third parties relating to climate change or related laws and regulations, or to the Company’s public disclosure of matters relating to climate change and the environment. The direct or indirect costs of such claims, and compliance with such laws or regulations, may have a material adverse effect on the business, financial condition, results of operations, and prospects of the Company. Enerflex’s client partners face similar risks, which could see reduced demand for the Company’s products and services.

The nature of Enerflex’s operations brings inherent litigation risk and liability claims

The Company’s operations entail inherent risks, including but not limited to equipment defects, malfunctions and failures, and natural disasters that could result in uncontrollable flows of natural gas, untreated water or well fluids, fires, and explosions. Some of the Company's products are used in hazardous applications where

M-30 Annual Report 2024

an accident or a failure of a product could cause personal injury or loss of life, or damage to property, equipment, or the environment, as well as the suspension of the end-user's operations. The Company seeks to mitigate its exposure to these risks through various means including contracting strategies, however, if the Company's products were to be involved in any of these incidents, the Company could face litigation and may be held liable for those losses.

In the normal course of Enerflex’s operations, the Company may become involved in, named as a party to, or be the subject of various legal proceedings, including regulatory proceedings, tax proceedings, and legal actions related to contract disputes, property damage, environmental matters, employment matters, and personal injury. See “Legal Proceedings”. The Company may not be able to adequately protect itself contractually or by relying on insurance coverage. See “Risk Factors - Enerflex Specific Risks - Enerflex’s business requires significant levels of insurance” in the Company’s AIF for the limitations on insurance coverage and associated risks to the business.

Defense and settlement costs associated with lawsuits and claims can be substantial, even with respect to lawsuits and claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any legal proceeding could have an adverse effect on Enerflex’s operating results or financial performance.

Industry Specific Risks

Investor sentiment particularly related to the oil and natural gas industry

A number of factors, including the inherent volatility of the oil and natural gas industry, the impact of oil and natural gas operations on the environment, the effects of the use of hydrocarbons on climate change, ecological damage relating to spills of petroleum products during production and transportation, and human rights, have affected certain investors’ sentiments towards investing in the oil and natural gas industry. As a result of these concerns, some institutional, retail, and governmental investors have announced that they are no longer willing to fund or invest in companies in the oil and natural gas industry or are reducing the amount of their investment over time. Any reduction in the investor base interested or willing to invest in the oil and natural gas industry may limit Enerflex’s access to capital, increase its financing costs, and decrease the price and liquidity of Enerflex’s securities.

A well-functioning supply chain and effective inventory management are essential to Enerflex’s business

Enerflex purchases a broad range of materials and components in connection with its manufacturing and service activities. Certain components used in Enerflex’s products are obtained from a single source or a limited group of suppliers and original equipment manufacturers. While Enerflex makes it a priority to maintain and enhance these strategic relationships in its supply chain, there can be no assurance that these relationships will continue. Reliance on suppliers involves several risks, including price increases, delivery delays, inferior component quality, and unilateral termination. Certain original equipment manufacturers are also limited in the ability to package and sell material and products. Long-lead times for high demand components, such as engines, can result in project delays. While Enerflex has long standing relationships with recognized and reputable suppliers and original equipment manufacturers, it does not have long-term contracts with all of them, and the partial or complete loss of certain of these sources could result in increased costs and project delays, could have a negative impact on Enerflex’s results of operations, could damage client partner relationships, and could affect Enerflex’s competitive position. Further, a significant increase in the price of one or more of these components could have a negative impact on Enerflex's operational or financial results.

Risks associated with supply chain disruptions are mitigated by dedicated supply chain management teams and continual review of supply chain documentation and processes. Though Enerflex is generally not dependent on any single source of supply, the ability of suppliers to meet performance, quality specifications, and delivery schedules is important to the maintenance of client partner satisfaction and Enerflex’s reputation in the market. If the availability of equipment is constrained or delayed, or if Enerflex’s supply chain is otherwise disrupted such that it cannot deliver products or services in a timely and cost-effective manner, certain of the Company’s operational or financial results may be adversely impacted.

M- 31

The Company’s operational and financial results could also be adversely impacted by supply chain challenges specific to Enerflex’s operations across multiple jurisdictions. Segmented operations can give rise to inter-regional inefficiencies and restrict Enerflex’s ability to utilize global bulk buying power with several large suppliers, impacting the profitability of its projects. While the fabrication of Engineered System products at our Houston, Broken Arrow and Calgary manufacturing facilities avoids the significant markup associated with local procurement, it can impact margins through additional transportation costs and import taxes, tariffs, and fees. In certain countries in which the Company operates, Enerflex is required to use certain vendors, which impacts the ability to utilize global or internal supply chains and increases costs.

Enerflex faces additional risks related to its internal supply chain and effective management of its inventory. The Company is continually improving its strategic inventory management, using market intelligence, automatic inventory checking, and supply chain coordination, and while the Company does leverage its global footprint to manage its inventory levels on a larger scale, there are risks that inventory is not properly optimized across all operations. A failure to properly manage and optimize inventory could restrict access to working capital, restrict the Company’s ability to move quickly in securing new business, and generally negatively impact operational efficiency and financial performance.

See “Sustainability – Social – Supply Chain Management” in the Company’s AIF for details of Enerflex’s supply chain management processes.

The ability to hire and retain quality personnel and contractors are critical to Enerflex’s business

The Company’s ability to attract qualified personnel by providing both market-related compensation and the necessary organizational structure, benefits, programs, and culture to engage employees, is crucial to its growth and to achieving its business results. The Company’s ability to provide development opportunities and training to cultivate talent and enhance its internal skillset is equally important.

Enerflex’s product lines require a combination of skilled engineers, design professionals, tradespeople, mechanics, and technicians. Enerflex competes to hire and retain these professionals, not only with companies in the same industry, but with companies in other industries. These competitive pressures are compounded in periods of high activity, when demand for skills and expertise increases and when the Company may need to move quickly to augment its workforce, as well as by a reduction in the number of people pursuing skilled trades. Moreover, much like certain investors’ sentiments towards investing in the oil and natural gas industry have been affected by ESG matters, the perceived impact of oil and natural gas operations on the environment and issues of climate change have made a career in the oil and natural gas industry less appealing to new graduates and tradespeople entering the job market. This increases demand and competition for the high-quality, skilled personnel necessary to deliver on Enerflex’s value proposition to client partners across all business lines.

There are few barriers to entry in several of Enerflex's businesses, so retention of qualified personnel is essential to differentiate Enerflex's product and service offerings and to compete in its various markets. Enerflex’s employee retention strategies include but are not limited to comprehensive succession planning for the EMT and personnel in key positions and investment in ongoing talent development within each region and at the corporate head office. Total Rewards compensation and benefits programs, individual career growth plans and other opportunities for career development, and a keen focus on employee diversity, inclusion and wellbeing, further support the Company’s efforts to ensure the sustainability and continuity of critical knowledge, relationships, and skills. See “Sustainability – Social – Talent Management” in the Company’s AIF for more details of the various programs and policies supporting Enerflex’s recruitment, retention and employee development efforts.

There can, however, be no assurance that key personnel are retained. The associated loss of knowledge, relationships, skills, and functions (particularly engineering and trades functions), as well as loss of access to the knowledge and relationships fundamental to the maintenance and management of key contracts, poses a significant risk to Enerflex’s business and could adversely impact the quality or delay the completion of certain projects, increase competitive pressures, and adversely impact the Company’s reputation.

There are certain jurisdictions where Enerflex relies on third-party contractors to carry out the operation and maintenance of its equipment and the aforementioned risks apply equally in this context. The ability of third-party contractors to find and retain individuals with the proper technical background and training is critical to

M-32 Annual Report 2024

the continued success of the contracted operations in these jurisdictions. If Enerflex’s third-party contractors are unable to find and retain qualified operators, or the cost of these qualified operators increases substantially, the contract operations business could be materially impacted.

Financial reductions or restrictions of client partners may impact Enerflex’s contracted revenue

Many of Enerflex’s client partners finance their activities through cash flow from operations, incurrence of debt, or issuance of equity. In addition, a substantial portion of Enerflex's accounts receivable balances are with client partners involved in the oil and natural gas industry, and these client partners may experience decreased cash flow from operations, or a reduction in their ability to access capital, during times when the oil or natural gas markets weaken. Enerflex may also extend credit to certain client partners for products and services that it provides during its normal course of business.

If a client partner experiences decreased cash flow from operations and limitations on their ability to incur debt or raise equity, a reduction in borrowing bases under reserve-based credit facilities, a lack of availability of debt or equity financing, or other factors that negatively impacts its financial condition, Enerflex may not be able to collect or enforce collections on all or a portion of the accounts receivable balance or credit balance from that client partner. Alternatively, the affected client partner may seek to preserve capital by pursuing price concessions, thereby putting margins under pressure, or by cancelling or determining not to renew recurring revenue contracts. Where contracts are renewed or renegotiated, these may be on less favourable commercial terms, or may transfer additional risk of liquidated damages, consequential loss, liability caps, and indemnities to the Company.

Any one of these occurrences may lead to a reduction in revenue and net income, which reduction could have a material adverse effect on Enerflex’s business, financial condition, results from operations, and cash flows. Enerflex monitors its financial exposure to its client partners, but there can be no certainty that financial losses will not materialize or have a material adverse impact on the organization.

Enerflex is susceptible to health, safety, and environment risks throughout its operations

Enerflex's business is susceptible to health, safety, and environment risks inherent in manufacturing, construction, and operations in the oil and natural gas services industry. These risks include but are not limited to: equipment defects, malfunctions, and failures; vehicle collisions and other transportation incidents; and natural disasters or other catastrophic events that could result in uncontrollable flows of natural gas, untreated water or well fluids, fires, and explosions. Some of the Company's products are used in hazardous applications where an accident or a failure of a product could cause personal injury or loss of life, or damage to property, equipment, or the environment, as well as the suspension of the end-user's operations.

Failure to mitigate, prevent, or appropriately respond to a safety or health incident could result in injuries or fatalities among employees, contractors, visitors, or residents in communities near Company operations. Preventing or responding to accidents could also require Enerflex to expend significant time and effort, as well as financial resources to remediate safety issues, compensate injured parties, and repair damaged facilities.

If the Company or its products were to be involved in any of the aforementioned incidents, the Company could face litigation and may be held liable for losses arising from personal injuries or death, property damage, operational interruptions, and shutdown or abandonment of affected facilities. Defense and settlement costs associated with lawsuits and claims can be substantial. The Company could also face government-imposed orders to remedy unsafe conditions or circumstances, and penalties associated with the contravention of applicable health and safety legislation.

Safety is also key factor that client partners consider when selecting a service provider. A decline in the Company’s safety performance could result in lower demand for products or services, which could have an adverse effect on Enerflex’s business, financial condition, and results of operations.

Enerflex reduces its exposure to HSE risks through various means, including comprehensive security and safety assessments of all new projects and on an ongoing basis; contracting strategies; and by maintaining prudent levels of insurance, although such protections may not be adequate to cover all losses or liabilities that the Company may incur. See “Risk Factors - Enerflex Specific Risks - Enerflex’s business requires

M- 33

significant levels of insurance” in the Company’s AIF for the limitations on insurance coverage and associated risks to the business.

The industry in which Enerflex operates is highly competitive

The Company has several competitors in all aspects of its business. There are low barriers to entry for natural gas processing and compression services, the processing and compression fabrication business, and several companies target the same client partners as Enerflex in markets where margins can be low and contract negotiations can be challenging. With respect to new market entrants, the Company faces increasing competition in LATAM and EH.

Consolidation within Enerflex’s customer base further increases competitive pressures, as the balance of supply-and-demand is disrupted, and the Company is forced to compete for business from a smaller pool of customers. In AMS, customers may develop their own internal after-market service capabilities, further reducing the pool of potential customers. There is an ongoing risk that Enerflex’s competitors expand their service offering or fabricate new equipment, or develop relationships with Enerflex’s key original equipment manufacturers, which would create additional competition for the products, equipment, or services that Enerflex offers to client partners.

Some of the Company’s competitors, particularly in the EI and ES product lines, are large, multi-national companies that may be able to adapt more quickly to technological changes within the industry or changes in economic and market conditions, more readily take advantage of acquisitions and other opportunities, leverage more cost-efficient internal supply chains, and adopt more aggressive pricing policies.

In terms of financial and operational performance, the Company faces considerable market pressure from competitors that may have lower costs of capital, diverse capital structures, and alternative reporting metrics. There is a risk that Enerflex is unable to take advantage of opportunities or be competitive on pricing to the extent necessary to compete with these companies, both for the reasons set out above and because of capital constraints, debt levels, and the costs associated with the stringent compliance requirements that apply to Enerflex as a public company.

The Company’s ability to secure new business, maintain its market share, and achieve its strategic objectives could be affected by any one or more of these competitive pressures. This could have a material and adverse impact the Company’s business, financial condition, and results of operations, as well as on the price and liquidity of Enerflex’s securities. A detailed discussion of the competitive conditions in Enerflex’s principal markets, and an assessment of Enerflex’s competitive position, is included the “Competitive Conditions” section in the Company’s AIF.

Economic and industry volatility could impact Enerflex’s financial position

The industry in which Enerflex operates is highly reliant on the levels of capital expenditures made by oil and gas producers and explorers. The capital expenditures of these companies, along with those of midstream companies who service these oil and gas explorers and producers, impact the demand for Enerflex’s equipment and services. Capital expenditure decisions are based on various factors, including but not limited to demand for hydrocarbons and prices of related products; exploration and development prospects in various jurisdictions; reserve production levels; oil and natural gas prices; regulatory compliance; and access to capital, none of which can be accurately predicted. More generally, the supply and demand for oil and natural gas is influenced by a number of factors, including political, economic, or military circumstances throughout the energy producing regions of the world. This has been highlighted by the Russian invasion of Ukraine as well as recent conflicts in the Middle East, which have had a substantial impact on supply and resulted in significant and rapid commodity price increases. More recently the actual or threatened imposition of import tariffs and retaliatory measures have created volatility in markets which can influence the demand for, or price, of the Company’s solutions.

If economic conditions or international markets decline unexpectedly, or if there is an actual or perceived downturn in commodity prices over the long term, oil and gas producing client partners may decide to cancel or postpone major capital expenditures. This may lead to financial losses in the short term, and reduced demand for products and services offered by Enerflex and a restriction in the Company’s ability to generate recurring revenue over the medium- to long term. The overall impact to the Enerflex business is difficult to predict and depends on many factors that are continually evolving and not within Enerflex’s control, but any

M-34 Annual Report 2024

such adverse conditions could have a material adverse effect on the Company’s business, financial condition, and results of operations.

Adverse economic conditions present additional risks to Enerflex’s business. A strong USD can make Engineered Systems fabricated in the USA less competitive in markets outside of the USA, adversely impacting the Company’s reputation and competitive position in international markets and adversely affecting cash flows and access to capital for larger BOOM projects. The longer development cycle of BOOM projects also makes them particularly susceptible to the negative impacts of higher inflation, which presents financial risk over the lifetime of longer-term projects.

Conversely, strong economic conditions and competition for available personnel, materials, and major components may result in significant increases in the cost of obtaining such resources. To the greatest extent possible, Enerflex passes such cost increases on to its client partners and attempts to reduce these pressures through proactive supply chain and human resource practices. Should these efforts not be successful, the gross margin and profitability of Enerflex could be adversely affected.

The Company's liabilities include long-term debt that may be subject to fluctuations in interest rates. The Company's 9.00 percent Notes outstanding at December 31, 2024, are at fixed interest rates and therefore will not be impacted by fluctuations in market interest rates. The Company's RCF, however, is subject to changes in market interest rates. As at December 31, 2024, the Company had $191 million of indebtedness that is effectively subject to floating interest rates. Changes in economic conditions outside of Enerflex’s control could result in higher interest rates, thereby increasing Enerflex’s interest expense and in turn having material adverse impact on Enerflex’s financial results and financial condition. For each one per cent change in the rate of interest on the RCF, the change in interest expense for the twelve months ended December 31, 2024, would be approximately $2 million. All interest charges are recorded in finance costs on the consolidated statements of earnings (loss). Any increase in market interest rates could have a material adverse impact on the Company's financial results, financial condition, or ability to declare and pay dividends. See “Dividends – Restrictions on Paying Dividends” in the Company’s AIF.

Customer needs and expectations are evolving

Enerflex’s ability to remain competitive and to achieve its strategic objectives depends in part on its ability to develop, adopt, integrate, and deploy new and emerging technologies, and to leverage technological innovations, across its operations, product, and service offerings. It also depends on its ability to understand and anticipate the evolving needs and expectations of its customer base more generally, across all the jurisdictions in which it operates, and to adapt its offerings and pricing to meet those expectations.

Development and adoption of new technologies, and development of new product and service offerings, requires significant investments of capital and resources, and the expenditure of time and costs in upskilling and reskilling employees. These costs may or may not be recoverable in the marketplace and may result in certain products and services being less profitable or economical than anticipated. If the Company is unable to quickly adapt to customers’ evolving needs and expectations, either by failing to deploy technologically innovative offerings, or by failing to meet customer expectations as to product and service quality, project structure, pricing and contractual terms (including the allocation of risk), or otherwise, this could reduce demand for the Company's products and place Enerflex at a considerable competitive and reputational disadvantage. The Company’s ability to sustain and create new revenue streams in existing markets and to enter and compete in new markets may be affected, which could have a material adverse impact on the operational and financial performance of the Company in the long term. It could also impact the Company’s financial position through loss of long-term client partner relationships.

Successful execution of energy transition projects is reliant on regulatory and policy incentives such as the Section 45Q tax credit for CCUS, the Section 45V tax credit for clean hydrogen production, California low-carbon fuel standards, and many others. The elimination or loss of, or reduction in, such incentives could (i) decrease the attractiveness of such energy transition projects, equipment or facilities to potential client partners, reducing the Company’s opportunities to commercialize the relevant projects, equipment or facilities, (ii) reduce the Company’s willingness to pursue or develop certain projects, equipment or facilities due to higher operating costs or decreased revenue related to such projects, equipment or facilities, and/or (iii) cause the market for future energy transition projects, equipment or facilities to be smaller. Any of the foregoing could have a material adverse effect on the Company’s ability to pursue opportunities in the energy

M- 35

transition economy. Additionally, there are many geographies where relevant governments have not adopted or promulgated regulatory and policy incentives related to energy transition projects and applications. Enerflex may not be able to participate in providing energy transition solutions to client partners in those geographies unless and until such regulatory and policy incentives are adopted.

Enerflex’s business requires significant levels of insurance

Enerflex’s operations are subject to many risks, including without limitation risks inherent in the oil and natural gas services industry, such as equipment defects, and failures; risks of natural disasters with resultant uncontrollable flows of oil and natural gas, fires, spills, and explosions; and the additional risks identified in the "Risk Factors" section of the Company's AIF. These risks could expose Enerflex to substantial liability for personal injury, loss of life, business interruption, property damage, pollution, and other liabilities. Enerflex carries prudent levels of insurance to protect the Company against these risks, subject to appropriate deductibles and the availability of coverage. However, there can be no assurance that any such insurance policies will cover all losses or liabilities that may arise from the operation of Enerflex’s business, or that claims made under the Company’s policies are not in excess of policy limits or subject to substantial deductibles. Any losses or liabilities not so covered could have a material adverse effect on the Company’s projections, business, results of operations, and financial condition. The occurrence of a significant event outside of the scope of coverage of the Enerflex insurance policies could have a material adverse effect on the Company’s financial results.

An annual review of insurance coverage is completed to assess the risk of loss and risk mitigation alternatives. Natural occurrences, and geopolitical activities in recent years have strained insurance markets leading to increases in insurance costs and limitations on coverage. While Enerflex intends to maintain appropriate insurance coverage in the future, there can be no assurance that such coverage will be available on commercially reasonable terms, at levels of risk coverage or policy limits that management deems adequate, or on terms as favourable as Enerflex's current arrangements. Any claims made under the Company's policies may cause its premiums to increase.

Enerflex Specific Risks

Exposure to the risks associated with international operations

Enerflex is exposed to risks inherent in conducting international operations, including, but not limited to: social, political, and economic instability or other adverse social, political, and economic conditions; armed conflict; recessions and other economic crises that may impact the Company’s cost of conducting business; adoption of new, or the expansion of existing, sanctions, trade restrictions, or embargoes; imposition of tariffs or changes to or segmentation of existing tariffs; imposition of price controls; difficulties in staffing and managing foreign operations including logistical, safety, security, and communication challenges; difficulties, delays, and expenses experienced or incurred in connection with the movement and clearance of personnel and goods through the customs and immigration authorities of multiple jurisdictions; difficulty in accessing remote project sites; difficulty in obtaining external approvals and other permits required to conduct operations; limitations on the Company’s ability to repatriate cash, funds, or capital invested or held in jurisdictions outside Canada; difficulty or expense of enforcing contractual rights and the rule of law, due to the lack of a developed legal system or otherwise; confiscation, expropriation, or nationalization of property without fair compensation; and difficulties in engaging third-party agents to appropriately interface with clients or otherwise act on the Company's behalf in certain jurisdictions.

To the extent Enerflex’s international operations are affected by any of the above, the Company’s business, financial condition, and results of operations may be materially and adversely affected. To mitigate against these risks, the Company engages both internal and external legal counsel and expert advisors in each jurisdiction in which it operates. The Company endeavors to have appropriate contractual protections and prudent levels of insurance in place to mitigate these risks, although such protections may not be adequate to cover all losses or liabilities that the Company may incur. See “Risk Factors - Enerflex Specific Risks - Enerflex’s business requires significant levels of insurance” for the limitations on insurance coverage and associated risks to the business.

M-36 Annual Report 2024

Challenges in optimally deploying and accessing capital may impact Enerflex’s business

Enerflex relies on its cash, as well as the credit and capital markets, to provide some of the capital required to continue operations. While access to capital does not present an immediate, material risk, Enerflex’s higher costs of capital and competing demands for capital within the business could adversely impact the Company’s financial and competitive position. The Company seeks to mitigate these risks by continuing with disciplined capital spending in 2025 and by continuously improving its capital allocation processes and assessments.

The Company's current financing agreements contain a number of covenants and restrictions that Enerflex, and its subsidiaries, must comply with including, but not limited to, use of proceeds, limitations on the ability to incur additional indebtedness, transactions with affiliates, mergers and acquisitions, and the Company's ability to sell assets. The Company’s ability to comply with these covenants and restrictions may be affected by events beyond its control, including prevailing economic, financial, and industry conditions. If market or other economic conditions deteriorate, the Company’s ability to comply with these covenants may be impaired. Failure to meet any of these covenants, financial ratios, or financial tests could result in events of default, requiring the Company to repay its indebtedness and could impair the Company’s ability to access the capital markets for financing. While Enerflex is currently in compliance with all covenants, financial ratios, and financial tests, there can be no assurance that it will be able to comply with these covenants, financial ratios, and financial tests in future periods. These events could restrict the Company’s and other guarantors’ ability to fund its operations, meet its obligations associated with financial liabilities, or declare and pay dividends.

The Company may also be restricted in its ability to access capital on reasonable commercial terms, if at all, due to instability or disruptions to the capital markets, including the credit markets, or otherwise. Particularly for BOOM projects, the ability to access in-country project financing can present challenges. These projects are typically funded in-part by cash flows from the sale of Engineered Systems, and any reduction in these cash flows, may further jeopardize Enerflex’s ability to fund these longer-term projects. Lack of access to capital may result in adverse consequences including: making it more difficult to satisfy contractual obligations; increasing vulnerability to general adverse economic conditions and industry conditions; limiting the ability to fund future working capital, capital expenditures, or acquisitions, and the ability to generate revenue; limiting the ability to refinance debt in the future or borrow additional funds to fund ongoing operations; and limiting the ability to pay future dividends to shareholders. See “Dividends – Restrictions on Paying Dividends” in the Company’s AIF.

Information technology and information security is of critical importance to Enerflex

The Company is dependent upon the availability, capacity, reliability, and security of information technology infrastructure, to conduct its daily operations. Information technology assets and protocols become increasingly important to Enerflex as it continues to expand internationally, provide information technology access to global personnel, develop web-based applications to monitor products, and improve its business software applications. If any such programs or systems were to fail or create erroneous information in the Company’s hardware or software network infrastructure, it could have a material adverse effect on the Company’s business activities and reputation.

Enerflex may be threatened by or subjected to cyberattack risks such as cyber-fraud, viruses, malware infections, or social engineering activities like phishing and employee impersonation, which may result in adverse outcomes including, but not limited to, the exposure of sensitive data, disruption of operations, and diminished operating results. In recent years, cyberattacks have become more prevalent and much harder to detect and defend against. These threats may arise from a variety of sources, all ranging in sophistication from an individual hacker to alleged state-sponsored attacks. A cyberattack may be generic, or it may be custom crafted to target the specific information technology used by Enerflex. The occurrence of any such cyberattacks could adversely affect the Company’s financial condition, operating results, and reputation.

The Company may be targeted by parties using fraudulent spoof and phishing emails to misappropriate Enerflex information, or the information of client partners and suppliers, or to introduce viruses or other

M- 37

malware through “trojan horse” programs into computer networks of the Company, its client partners, or suppliers. These phishing emails may appear upon a cursory review to be legitimate emails sent by an employee or representative of Enerflex, its client partners, or suppliers. If a member of Enerflex or a member of one of its client partners or suppliers fails to recognize that a phishing email has been sent or received and responds to or forwards the phishing email, the attack could corrupt the computer networks and/or access confidential information of Enerflex, its client partners, employees, and/or suppliers, including passwords, through email or downloaded malware. In addition to spoof and phishing emails, network and storage applications may be subject to unauthorized access by hackers or breached due to operator error, malfeasance, or other system disruptions. It is often difficult to anticipate or immediately detect such incidents and the damage caused by them.

Security measures, such as incident monitoring, vulnerability testing, tabletop exercises, response planning, and employee education and training have been implemented to protect the Company’s information security and network infrastructure. However, the Company’s mitigation measures cannot provide absolute security, and its information technology infrastructure may be vulnerable to criminal cyberattacks or data security incidents due to employee or client partner error, malfeasance, or other vulnerabilities. Additionally, Enerflex is reliant on third-party service providers for certain information technology applications. While the Company conducts due diligence and believes that these third-party service providers have adequate security measures, there can be no assurance that these security measures will prevent any cyber events or computer viruses from impacting the applications upon which Enerflex relies.

If Enerflex’s information technology systems were to fail and the Company was unable to recover in a timely way, the Company might be unable to fulfill critical business functions, which could damage the Company’s reputation and have a material adverse effect on the business, financial condition, and results of operations. A breach of Enerflex’s information security measures or controls could result in losses of material or confidential information, reputational consequences, financial damages, breaches of privacy laws, damage to assets, safety issues, operational downtime or delays, and revenue losses. The significance of any such event is difficult to quantify but may in certain circumstances be material to the Company and could have adverse effects on the Company’s business, financial condition, and results of operations.

See “Sustainability – Governance – Cybersecurity and Data Privacy” in the Company’s AIF for details of Enerflex’s global cybersecurity program.

Reliance on contractors and sub-contractors exposes Enerflex to risk

Where appropriate, Enerflex may partner with third-party contractors to support project execution and delivery of products and services, and to carry out the operation and maintenance of equipment. These partnerships are essential for the Company’s success, but they introduce significant risks to the cost, quality, and on-time completion of projects. While the Company undertakes thorough due diligence of all potential contractors, they may nevertheless fail to meet the quality standards expected by the Company or its client partners, fail to properly maintain required operational licences, or face labour or supply chain disruptions that impede their ability to properly perform their obligations, any of which might give rise to project delays and cost overruns or damage the Company’s reputation. The Company could suffer similar adverse impacts if there is a breakdown of the Company’s relationship with a contractor, or if a contractor suffers financial distress or failure. There is the additional risk that contractors use the knowledge, skills and relationships developed alongside Enerflex to compete with the Company in future, resulting in loss of future opportunities.

Enerflex endeavors to mitigate these risks through appropriate contracting strategies with contractors, but Enerflex remains responsible to its client partners for the work performed. Should any of these risks materialize, they could expose Enerflex to liability and otherwise adversely impact the financial and operational results of the business.

Enerflex’s operations are subject to foreign exchange risk

In the normal course of operations, the Company is exposed to movements in the Canadian dollar, US dollar, Australian dollar, and Brazilian real. In addition, Enerflex has significant international exposure through export from its Canadian operations, as well as a number of foreign subsidiaries, the most significant of which are located in the USA, Argentina, Brazil, Colombia, Mexico, Bahrain, Oman, the UAE, and Australia.

M-38 Annual Report 2024

The types of foreign exchange risk and the Company’s related risk management strategies are set out below. Further information on Enerflex’s hedging activities is provided in Note 27 “Financial Instruments” in the Financial Statements for the year ended December 31, 2024.

Transaction Exposure – The Company and its subsidiaries are exposed to translation risk of monetary items denominated in a currency different from their functional currency. The functional currency of the Company and Canadian operations is CAD. The operations are primarily exposed to changes in the exchange rates on transactions denominated in USD.

The Canadian operations of the Company source the majority of its products and major components from the USA. Consequently, reported costs of inventory and the transaction prices charged to client partners for equipment and parts are affected by the relative strength of the CAD. The Company also sells compression and processing packages in foreign currencies, primarily in USD. Most of Enerflex’s international orders are manufactured in the USA if the contract is denominated in USD. This minimizes the Company’s foreign currency exposure on these contracts. In the Middle East, the bulk of Enerflex’s operations are in countries where local currencies have been long-term pegged to the USD, further minimizing foreign currency exposure. The Company has intercompany loans, receivables and payables with certain of its subsidiaries denominated in USD.

The Company identifies and hedges all significant transactional currency risks. Measures taken in terms of the hedging policy may not achieve its objective and may not fully derisk or offset adverse exchange rate movements, with the result that certain contractual margins are eroded.

The Company remains exposed to foreign exchange risk in light of the ongoing devaluation of the Argentine peso. The Company has implemented cash management strategies to mitigate foreign exchange losses due to further devaluation of the Argentine peso, primarily by minimizing cash available to sustain operations.

Translation Exposure – The functional currency of the Company is the CAD while the functional currency of most of its subsidiaries is the USD. Enerflex uses foreign currency borrowings to hedge against the exposure that arises from foreign subsidiaries that are translated to the CAD through a net investment hedge.

The Financial Statements of the Company are presented in USD. Assets and liabilities denominated in foreign currencies are translated into USD using the exchange rates in effect at the reporting dates. Unrealized translation gains and losses are deferred and included in accumulated other comprehensive losses.

Earnings from foreign currencies are translated into USD at average exchange rates for the period. As a result, fluctuations in the value of the USD relative to these other currencies will impact reported net earnings.

The business and operations of Enerflex involve inherent project execution risk

Enerflex's project expertise encompasses field production facilities, gas compression and processing plants, gas lift compression, refrigeration systems, treated water, and electric power equipment, primarily serving the natural gas production industry. The Company participates in some projects that have a relatively larger size and scope when compared to the majority of its projects, which may translate into more technically challenging conditions or performance specifications for its products and services. These projects typically specify delivery dates, performance criteria, penalties for the failure to perform, and may provide for liquidated damages. Other projects are concluded on a fixed-fee basis, which shifts risk from the client partner to Enerflex and which could result in unanticipated cost overruns.

The Company's ability to profitably execute on projects for client partners and meet contracted delivery dates is dependent on numerous factors which include, but are not limited to: changes in project scope; client partner delays; the availability and timeliness of external approvals and other required permits; skilled labor availability, productivity, and optimization; the availability of quality contractors to support execution of the Company’s scope on the projects; the availability and cost of materials, parts, and services; the accuracy of design, engineering, and construction; the ability to safely access and perform work at the job site; and weather conditions. Inefficient project execution protocols and use of resources, aging information technology infrastructure, and over-reliance on manual processes could all also impact the Company’s ability to meet contracted delivery dates.

Any failure to execute on projects for client partners in a timely and cost-effective manner risks the Company being held liable for contractual penalties and payment of liquidated damages and could have an adverse impact on the Company’s reputation and ability to secure new projects. Where such failure relates to a larger

M- 39

project, it could have a material adverse effect on the business, financial condition, results of operations, availability of working capital, and cash flows of the Company, while impacting Enerflex’s operational and strategic risk tolerance.

Inefficient information technology systems and infrastructure can impede Enerflex’s operations

The Company is dependent upon information technology systems and infrastructure, and the ability to expand and continually update this infrastructure, to conduct its daily operations. As these systems and infrastructure mature, costs of maintenance and repair rise. There is a risk of the Company becoming overly reliant on manual processes, which could result in operational inefficiencies and disruptions, errors in data and calculations, and a lack of optimization of data to support decision making throughout the Company’s global operations. Outdated infrastructure impacts the Company’s business agility, as it may be incompatible with, or may not have the capacity to support, the leveraging of new technologies required to meet changing market or customer needs. See also “Risk Factors - Industry specific risks - Customer needs and expectations are evolving” in the Company’s AIF.

Any one or more of these risks has the potential to adversely impact the Company’s business, operations, financial position, and reputation. Mitigating these risks requires ongoing investment in the development, adoption, and integration of advanced applications or systems, which requires significant investments of capital and resources. This could further adversely impact the Company’s financial position.

M-40 Annual Report 2024

Significant Accounting Estimates and Judgment

The timely preparation of the Financial Statements requires that Management make estimates and assumptions and use judgment. Estimates, assumptions, and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances, uncertainties about the current economic environment including significant market volatility in commodity prices, high inflation, high interest rates, and increasing energy prices.

Uncertainty about these assumptions and estimates could however result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. In the process of applying the Company’s accounting policies, Management has made the following judgments, estimates, and assumptions, which have a significant effect on the amounts recognized in the Financial Statements:

Revenue Recognition – Performance Obligation Satisfied Over Time

The Company reflects revenue relating to performance obligations satisfied over time using the percentage-of-completion approach of accounting. The Company uses the input method of percentage-of-completion accounting, whereby actual input costs as a percentage of estimated total costs is used as the basis for determining the extent to which performance obligations are satisfied. The input method of percentage-of-completion accounting provides a faithful depiction of the transfer of control to the customer, as the Company is able to recover costs incurred relating to the satisfaction of the associated performance obligation. This approach to revenue recognition requires Management to make a number of estimates and assumptions surrounding the expected profitability of the contract, the estimated degree of completion based on cost progression, and other detailed factors. Although these factors are routinely reviewed as part of the project management process, changes in these estimates or assumptions could lead to changes in the revenue recognized in a given period.

Certain contracts also include aspects of variable consideration, such as price concessions, discounts, bonuses, liquidated damages on project delays, penalties, and disputed change orders. For these contracts, Management must make estimations as to the likelihood of the variable consideration being recognized or constrained, based on the status of each project, the potential value of variable consideration, communication received from the customer, and other factors. Management continues to monitor these factors. Changes in estimated cost or revenue associated with a project, including variable consideration, could result in material changes to revenue and gross margin recognized on certain projects.

Revenue Recognition – Performance Obligation Satisfied at a Point in Time

The Company reflects revenue relating to performance obligations satisfied at a point in time when control is transferred to the customer. Management applies judgment to determine the timing of when control is transferred to the customer – indicated by transfer of the legal title, physical possession, significant risks and rewards of ownership, or any combination of these indicators. When the Company is a lessor, and determines that a lease is a finance lease, the upfront sale of equipment is recognized at a point in time at lease commencement.

Provisions for Warranty

Provisions set aside for warranty exposures either relate to amounts provided systematically based on historical experience under contractual warranty obligations or specific provisions created in respect of individual customer issues undergoing commercial resolution and negotiation. Amounts set aside represent Management’s best estimate of the likely settlement and the timing of any resolution with the relevant customer.

Business Acquisitions

In a business acquisition, the Company may acquire assets and assume certain liabilities of an acquired entity. Estimates are made as to the fair value of PP&E, intangible assets, and goodwill, among other items. In certain circumstances, such as the valuation of PP&E and intangible assets acquired, the Company relies on

M- 41

independent third-party valuators. The determination of these fair values involves a variety of assumptions, including revenue growth rates, projected cash flows, customer attrition rates, operating margins, discount rates, and economic lives.

PP&E, EI Assets – Operating Leases and Intangible Assets

PP&E, EI assets – operating leases, and intangible assets are stated at cost less accumulated depreciation and accumulated amortization and any impairment losses. Depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives of PP&E, EI assets – operating leases, and intangible assets is reviewed on an annual basis. Assessing the reasonableness of the estimated useful lives of PP&E, EI assets – operating leases, and intangible assets requires judgment and is based on currently available information. PP&E, EI assets – operating leases, and intangible assets are also reviewed for potential impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Changes in circumstances, such as technological advances and changes to business strategy can result in actual useful lives differing significantly from estimates. The assumptions used, including rates and methodologies, are reviewed on an ongoing basis to ensure they continue to be appropriate. Revisions to the estimated useful lives of PP&E, EI assets – operating leases, and intangible assets constitutes a change in accounting estimate and are applied prospectively.

Right-of-Use Asset and Lease Liability

The Company determines the right-of-use (“ROU”) asset and lease liability for each lease upon commencement. In calculating the ROU asset and lease liability, the Company is required to determine a suitable discount rate in order to calculate the present value of the contractual payments for the right to use the underlying asset during the lease term. In addition, the Company is required to assess the term of the lease, including if the Company is reasonably certain to exercise options to extend the lease or terminate the lease. Discount rates and lease assumptions are reassessed when there is a lease modification.

EI Assets – Finance Leases Receivable

In calculating the value of the Company’s finance leases receivable, the Company is required to determine the fair value of the underlying assets included in the finance lease transaction, or, if lower, the present value of the lease payments discounted using a market rate of interest. The fair value of the underlying assets should reflect the amount that the Company would otherwise recognize on a sale of those assets. The market rate of interest is estimated by considering the interest rate of relevant debt instruments with a similar maturity term to the contract.

Fair Value of Financial Instruments

The fair value of financial instruments is determined using the observable market data at the reporting date. When the fair value of financial instruments cannot be measured using observable market data, the Company exercises judgment to determine the appropriate valuation technique and makes assumptions based on the market conditions at the end of each reporting period. The valuation technique may include the use of third-party models, incorporating inputs derived from observable market data, such as independent price publications and credit spreads. Actual values may significantly differ from these estimates.

Allowance for Doubtful Accounts

Amounts included in allowance for doubtful accounts reflect the expected credit losses for trade receivables. The Company determines allowances based on Management’s best estimate of future expected credit losses, considering historical default rates, current economic conditions, and forecasts of future economic conditions. Future economic conditions, especially around the oil and gas industry, may have a significant impact on the collectability of trade receivables from customers and the corresponding expected credit losses. Management has implemented additional monitoring processes in assessing the creditworthiness of customers and believes the current provision appropriately reflects the best estimate of its future expected credit losses. Significant or unanticipated changes in economic conditions could impact the magnitude of future expected credit losses.

M-42 Annual Report 2024

Impairment of Inventories

The Company regularly reviews the nature and quantities of inventory on hand and evaluates the net realizable value of items based on historical usage patterns, known changes to equipment or processes, and customer demand for specific products. Significant or unanticipated changes in business conditions could impact the magnitude and timing of impairment recognized.

Impairment of Non-Financial Assets

Impairment exists when the carrying value of an asset or group of assets exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value-in-use. The value-in-use calculation is based on a discounted cash flow model, which requires the Company to estimate future cash flows and use judgment to determine a suitable discount rate to calculate the present value of those cash flows.

Impairment of Goodwill

The Company tests goodwill for impairment at least on an annual basis, or when there is any indication that goodwill may be impaired. This requires an estimation of the value-in-use of the groups of CGUs to which the goodwill is allocated. The Company has determined the group of CGUs to be its operating segments for purposes for its impairment assessment. Estimating the value-in-use requires an estimate of the expected future cash flows from each group of CGUs and using judgment to determine a suitable discount rate in order to calculate the present value of those cash flows. The methodology and assumptions used, as well as the results of the annual assessment performed are detailed in Note 12 “Goodwill and Impairment Review of Goodwill” of the Financial Statements.

Income Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. Given the wide range of international business relationships and the long-term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to taxable income. The Company establishes provisions for uncertain tax positions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective company’s domicile. The Company reviews the adequacy of these provisions at the end of each reporting period and adjusts them as required. However, it is possible that, at some future date, current income tax liabilities are in excess of the Company’s current income tax provision as a result of these audits, adjustments, or litigation with tax authorities. These differences could materially impact the Company’s assets, liabilities, and net income.

Deferred tax assets are recognized for all unused tax losses, carried forward tax credits, or other deductible temporary differences to the extent that it is probable that taxable profit will be available against which these deferred tax assets can be utilized. Significant judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the timing of reversal, expiry of losses and the level of future taxable profits together with future tax planning strategies. The basis for this estimate is Management’s cash flow projections. To the extent the Company determines the recoverability of deferred tax assets is unlikely, the deferred tax asset is not recognized. Management regularly assesses the unrecognized deferred tax asset to determine what portion can be recognized in response to changing economic conditions or recent events.

Share-Based Compensation

The Company employs the fair value method of accounting for its share-based compensation. The determination of the share-based compensation expense requires the use of estimates and assumptions based on exercise prices, market conditions, vesting criteria, length of employment, and past experiences of the Company. Changes in these estimates and future events could alter the determination of the provision for such compensation. Details concerning the assumptions used are described in Note 23 “Share-Based Compensation” of the Financial Statements.

M- 43

Changes in Accounting Policies

(a)
Change in Presentation Currency

Effective January 1, 2024, the Company changed its presentation currency from CAD to USD. The change provides more relevant reporting of the Company’s financial position, given that a significant portion of the Company’s legal entities apply USD as its functional currency and a significant portion of the Company’s expenses, cash flows, assets, and revenue are denominated in USD. The change in presentation currency represents a voluntary change in accounting policy. The Company has applied the presentation currency change retrospectively, in accordance with the guidance in IAS 8 “Account Policies, Changes in Accounting Estimates and Errors”. All periods presented in the Financial Statements have been translated into the new presentation currency, in accordance with the guidance in IAS 21 “The Effects of Changes in Foreign Exchange Rates”.

The consolidated statements of earnings (loss) and other comprehensive income (loss) and the consolidated statements of cash flows have been translated into the presentation currency using the average exchange rates prevailing during each reporting period. In the consolidated statements of financial position, all assets and liabilities have been translated using the period-end exchange rates, and all resulting exchange differences have been recognized in accumulated other comprehensive losses. Shareholders’ equity balances have been translated using historical rates in effect on the date of the transactions.

The functional currency of the parent Company and all its subsidiaries remain the same and will not be impacted by the presentation currency change. The functional currency of the parent Company is CAD and functional currency of most of its subsidiaries is USD.

The change in presentation currency resulted in the following impact on January 1, 2023, opening consolidated statement of financial position:

	Previously reported in CAD January 1, 2023	Presentation currency change	Reported in USD January 1, 2023

Total assets	$4,258	$(1,114)	$3,144
Total liabilities	2,715	(711)	2,004
Total shareholders’ equity	1,543	(403)	1,140

The change in presentation currency resulted in the following impact on the December 31, 2023, consolidated statement of financial position:

	Previously reported in CAD December 31, 2023	Presentation currency change	Reported in USD December 31, 2023

Total assets	$3,912	$(954)	$2,958
Total liabilities	2,518	(614)	1,904
Total shareholders’ equity	1,394	(340)	1,054

The change in presentation currency resulted in the following impact on the year ended December 31, 2023, consolidated statements of loss and comprehensive loss:

	Previously reported in CAD 2023	Presentation currency change	Reported in USD 2023

Net loss	$(111)	$28	$(83)
Total comprehensive loss	(138)	61	(77)

M-44 Annual Report 2024

The change in presentation currency resulted in the following impact on the year ended December 31, 2023, consolidated statements of cash flows:

	Previously reported in CAD 2023	Presentation currency change	Reported in USD 2023

Cash provided by (used in):
Operating activities	$273	$(67)	$206
Investing activities	(159)	40	(119)
Financing activities	(200)	51	(149)

The change in presentation currency resulted in the following impact on the year ended December 31, 2023, basic and diluted loss per share:

	Previously reported in CAD 2023	Presentation currency change	Reported in USD 2023

Loss per share - basic	$(0.90)	$0.23	$(0.67)
Loss per share - diluted	(0.90)	0.23	(0.67)

(b)
Amendments to Existing Standards

The Company has reviewed amendments to existing accounting standards. The following amendments, effective for annual periods beginning on or after January 1, 2024, were adopted by the Company as of January 1, 2024. There were no adjustments or additional disclosures that resulted from the adoption of these amendments.

i.
IAS 1 Presentation of Financial Statements (“IAS 1”)

In October 2022, the IASB issued amendments to clarify that the classification of liabilities as current or non-current is based solely on a company’s right to defer settlement for at least twelve months at the reporting date. The right needs to exist at the reporting date and must have substance. In addition to the amendment from January 2020 where the IASB issued amendments to IAS 1, to provide a more general approach to the presentation of liabilities as current or non-current, only covenants with which a company must comply on or before the reporting date may affect this right. Covenants to be complied with after the reporting date do not affect the classification of a liability as current or non-current at the reporting date. However, disclosure about covenants is required to help users understand the risk that those liabilities could become repayable within 12 months after the reporting date.

ii.
IFRS 16 Leases (“IFRS 16”)

In September 2022, the IASB issued amendments to IFRS 16 that add subsequent measurement requirements for lease liabilities arising from sale and leaseback transactions for seller-lessees. The amendment does not prescribe specific measurement requirements for lease liabilities but measures the lease liability in a way that it does not recognize any amount of the gain or loss that relates to the right of use retained.

(c)
New Accounting Pronouncements

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective.

i.
IAS 21 The Effects of Changes in Foreign Exchange Rates (“IAS 21”)

In August 2023, the IASB issued amendments to IAS 21 which specifies how an entity should assess whether a currency is exchangeable and how to estimate the spot exchange rate when a currency is not exchangeable.

Under the amendment, a currency is considered to be exchangeable into another currency when an entity is able to obtain the other currency within a timeframe that allows for a normal administrative delay and through

M- 45

a market or exchange mechanism in which an exchange transaction would create enforceable rights and obligations. When a currency is not exchangeable, an entity estimates the spot rate as the rate at which an orderly transaction would take place between market participants at the measurement date that would reflect the prevailing economic conditions. An entity is required to disclose information that would enable users to evaluate when and how a currency's lack of exchangeability affects financial performance, financial positions, and cash flows of an entity.

The amendments are effective January 1, 2025, with early adoption permitted. Management believes this amendment will have no significant impact on the Company.

ii.
IFRS 9 Financial Instruments (“IFRS 9”) and IFRS 7 Financial Instruments: Disclosures (“IFRS 7”)

In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7 to clarify financial assets and financial liabilities are recognized and derecognized at settlement date except for regular way purchases or sales of financial assets and financial liabilities meeting conditions for new exception. The new exception permits companies to elect to derecognize certain financial liabilities settled via electronic payment systems earlier than the settlement date.

They also provide guidelines to assess contractual cash flow characteristics of financial assets, which apply to all contingent cash flows, including those arising from environmental, social, and governance (ESG)-linked features.

Additionally, these amendments introduce new disclosure requirements and update others.

The amendments will be effective for years beginning on or after January 1, 2026, with earlier adoption permitted. The Company is currently evaluating the impact of adopting the amendments to IFRS 9 and IFRS 7 on its Financial Statements.

iii.
IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS 18”)

On April 9, 2024, the IASB issued IFRS 18, the new standards on presentation and disclosure in financial statements. IFRS 18 will require defined subtotals in the Consolidated Statements of Earnings (Loss), require disclosure of management-defined performance measures (“MPM”), provide principles for the aggregation and disaggregation of information, and improve comparability across entities and reporting periods. IFRS 18 will replace IAS 1, presentation of financial statements, and retains many of the existing principals in IAS 1. IFRS 18 will be effective for years beginning on or after January 1, 2027, with earlier application permitted. Retrospective application is required.

The issuance of IFRS 18 had consequential amendments to other accounting standards as follows:

IAS 7 Statement of Cash Flows (“IAS 7”)

Narrow-scope amendments have been made to IAS 7, which include changing the starting point for determining cash flows from operations under the indirect method from ‘profit or loss’ to ‘operating profit or loss’. The optionality around classification of cash flows from dividends and interest in the statement of cash flows has also largely been removed.

IAS 33 Earnings per Share (“IAS 33”)

IAS 33 has been amended to include additional requirements that permit entities to disclose additional amounts per share, only if the numerator used in the calculation is an amount attributed to ordinary equity holders of the parent entity and a total or subtotal identified by IFRS 18, or MPM as defined by IFRS 18.

The Company is currently evaluating the impact of adopting IFRS 18 and the consequential amendments to other accounting standards on its Financial Statements.

M-46 Annual Report 2024

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate disclosures controls and processes (“DC&P”). DC&P are designed to ensure that information required to be disclosed in Enerflex’s financial reports is recorded, processed, summarized and reported to the Company’s Management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Management recognizes that any system of controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Due to the inherent limitations of control systems, not all misstatements may be detected. For example, there may be faulty judgments in decision-making or breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the acts of individuals, by collusion of two or more people, or by Management override of the control. Controls and procedures can only provide reasonable, not absolute, assurance that the desired control objectives have been met.

Based on the Company’s evaluation, Management concluded that its DC&P were effective as of December 31, 2024.

Internal Control Over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”). ICFR is a framework designed to provide reasonable assurance regarding the preparation and reliability of the consolidated financial statements for external reporting in accordance with IFRS.

Under the supervision, and with the participation, of Enerflex’s Management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of its ICFR as of December 31, 2024, the end of the period covered by this MD&A. In conducting this evaluation, Management used the criteria described in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO 2013 Framework”).

Based on the Company’s evaluation, Management concluded that its ICFR were effective as of December 31, 2024.

Ernst & Young LLP, an independent registered public accounting firm, who audited and reported on our Financial Statements for the year ended December 31, 2024, has issued an attestation report on our ICFR as of December 31, 2024. Their attestation report is included with our Financial Statements.

Remediation of Previously Reported Material Weaknesses

As previously disclosed in Enerflex’s Management Discussion and Analysis for the financial year ended December 31, 2023, in connection with its assessment for the year ended December 31, 2023, Enerflex’s Management identified the following material weaknesses in its ICFR that existed as of December 31, 2023 based on the provisions of the COSO 2013 Framework, specifically the control activities, information and communication, and monitoring components:

•
Lack of consistent written policies and control procedures designed to be sufficiently precise to prevent and detect errors that have the potential to aggregate to a material amount;
•
Insufficient evidencing and retention of documentation to support the review and approval of various controls;
•
An ineffective information and communication process resulting from insufficient design and operation of control activities and inconsistent validation of the accuracy and completeness of information used in the execution of internal controls, primarily related to reports used to extract information from financial reporting systems and spreadsheets that utilize the extracted data; and
•
As a consequence of the above material weaknesses the Company was unable to achieve effective monitoring, as controls did not operate over a sufficient period to enable an evaluation of operating effectiveness.

M- 47

To address the material weakness pertaining to a lack of consistent written policies and control procedures designed to be sufficiently precise to prevent and detect errors that have the potential to aggregate to a material amount, Management implemented the following remediation steps:

•
Developed consistent written policies and control procedures that were sufficiently precise to prevent and detect errors;
•
Documented all significant processes, the inherent financial reporting risks associated with those processes, and the controls in place to mitigate those risks;
•
Enhanced resources to support the development of the policies and procedures; and
•
Trained control owners while providing support to ensure understanding of the requirements outlined in the policies and procedures.

To address the material weakness pertaining to insufficient evidencing and retention of documentation to support the review and approval of various controls, Management implemented the following remediation steps:

•
Developed written policies clearly outlining the requirements associated with evidencing and retaining documentation to support review and approval of all controls;
•
Enhanced resources to support the evidencing and retention of documentation;
•
Provided additional training and support to control owners to ensure understanding of the requirements for evidencing and retention of documentation to support the review and approval of all controls;
•
Engaged subject matter experts to address and educate control owners on any deficiencies that were identified through testing.

To address the material weakness pertaining to an ineffective information and communication process resulting from insufficient design and operation of control activities and inconsistent validation of the accuracy and completeness of information used in the execution of internal controls, primarily related to reports used to extract information from financial reporting systems and spreadsheets that utilize the extracted data, Management implemented the following remediation steps:

•
Centralized the identification of all reports used in the execution of internal controls, with the support of internal audit and third parties;
•
Enhanced resources to support the design and operation of control activities associated with validation of the accuracy and completeness of information used in the execution of controls;
•
Enhanced the required access controls, change management controls and spreadsheet controls over the Company’s key reports to ensure that proper validation of the accuracy and completeness of the data in the key reports; and
•
Provided additional training and support to control owners to ensure understanding of requirements for evidence and documentation to demonstrate that the reports and data used in the execution of the internal controls are accurate and complete.

To address the material weakness that as a consequence of the above material weaknesses the Company was unable to achieve effective monitoring, as controls did not operate over a sufficient period to enable an evaluation of operating effectiveness, Management implemented the following remediation steps:

•
Remediated the above material weaknesses to permit the evaluation of the operating effectiveness of those controls;
•
Invested in a centrally managed, cross-regional SOx coordination network to drive progress;
•
Established a SOx Steering Committee at the executive leadership level to embed SOx compliance accountability throughout the Company;
•
Enhanced resources to support remediation of control activities and improve audit evidence protocols;
•
Invested in documenting all significant processes, their inherent financial reporting risks, the controls in place to mitigate them, and training those accountable for performing the controls;
•
Ensured frequent communication and oversight by the Audit Committee and the Executive Management Team;
•
Embedded SOx compliance as a component in the 2024 employee compensation model; and
•
Leveraged third party and internal audit resources to support Management’s assessment of the control environment for 2024 and to address deficiencies identified in a consistent, efficient and effective manner.

M-48 Annual Report 2024

Changes in Internal Control Over Financial Reporting:

Management regularly reviews its system of ICFR and makes changes to the Company’s processes and systems to improve controls and increase efficiency. Except for the changes in connection with our implementation of the remediation plan discussed above, there have been no significant additional changes in the design of the Company’s ICFR during the three months ended December 31, 2024, that would materially affect, or is reasonably likely to materially affect, the Company’s ICFR.

Subsequent Events

Potential USA and Canada Tariffs

The Company continues to closely monitor geopolitical tensions across North America, including the potential application of tariffs as announced by the USA and Canada Governments subsequent to December 31, 2024. Enerflex’s operations in the USA, Canada and Mexico are largely distinct in the customers and projects they serve, and given our diversified operations and proactive risk management, the Company has been working to mitigate the impact of potential tariffs. The timing and impact of the tariffs on the Company’s financial results cannot currently be quantified.

Declaration of Dividends

Subsequent to December 31, 2024, Enerflex declared a quarterly dividend of CAD $0.0375 per share, payable on March 24, 2025, to shareholders of record on March 10, 2025. The Board will continue to evaluate dividend payments on a quarterly basis, based on the availability of cash flow, anticipated market conditions, and the general needs of the business.

Forward-Looking Statements

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” (and together with “forward-looking information”, “FLI”) within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements relate to the respective Management expectations about future events, results of operations, and the future performance (both financial and operational) and business prospects of Enerflex. All statements other than statements of historical fact are FLI. The use of any of the words "anticipate", "future", "plan", "contemplate", "continue", "estimate", "expect", "intend", "propose", "might", "may", "will", "shall", "project", "should", "could", "would", "believe", "predict", "forecast", "pursue", "potential", "objective", "capable", and similar expressions, are intended to identify FLI. In particular, this MD&A includes (without limitation) FLI pertaining to: the ability of the Company to successfully secure service contracts on favourable terms with client partners to facilitate recurring business; that global demand for natural gas remains and will continue to be robust particularly in the Company’s key operating regions; disclosures under the heading “Outlook” including: (i) for 2025, steady demand across business lines and geographic regions; (ii) that operating results will be underpinned by the EI and AMS product lines, which together will account for 65 percent of the Company’s gross margin before depreciation and amortization; (iii) the EI product line, supported by customer contracts, will generate approximately $1.5 billion of revenue during their current terms; (iv) in respect of the ES product line, a majority of the approximate $1.3 billion backlog (as at December 31, 2024), will be converted into revenue over the next 12 months; (v) ES gross margin before depreciation and amortization is expected to be more consistent with the historical long-term average for this business line; notwithstanding, near-term revenue is expected to remain steady; (vi) the direct impact on Enerflex’s business, in light of certain geopolitical tensions, including potential tariffs, is expected to be mitigated by the Company’s diversified operations and proactive risk management; (vii) in respect of the USA, expectations that the Company is well positioned to benefit from growth in domestic energy production; (viii) that the 2025 capital program will be disciplined with total capital expenditures of $110 million to $130 million, inclusive of approximately $70 million for maintenance and PP&E capital expenditures; (ix) the ability of the Company to increase direct shareholder returns and the timing and quantum, if any, associated therewith; (x) expectations to settle the

M- 49

outstanding amounts with the customer in respect of the EH Cryo project within the next twelve months; and (xi) the ability of Enerflex to recover all amounts owing in respect of the EH Cryo project, including the unbilled revenue, if at all; risks that new tariffs imposed along with any countervailing tariffs, may adversely affect the demand and/or market price for Enerflex's products and/or otherwise adversely affects Enerflex; the Company’s backlog including the ES backlog and the ability to secure future ES bookings which increases the backlog in the period they are received; expectations for near-term revenue of the ES business driven by the backlog of $1.3 billion as at December 31, 2024; the ability of the Company to capitalize on opportunities should they proceed including opportunities in the LATAM region; the ability of the Company to diversify and expand its EI and AMS offerings which will offer longer-term stability in earnings; expectations that cashflow from operations in 2025, together with cash and cash equivalents on hand and currently available credit facilities, will be sufficient to fund Enerflex’s requirements for investments in working capital and capital assets; the ability for the Company to continue to meet its covenant requirements of its funded debt, including the secured RCF and Notes; expectations that the Company uses its cash and cash equivalents, and available capacity under its RCF to fund its contractual obligations; risks that the assumptions, estimates, and analysis impacting Enerflex’s growth projections may not materialize for reasons beyond the Company’s control or at all, and this may negatively impact the Company’s business, financial condition, results of operations, and cash flow; risks associated with Enerflex’s supply chain and the partial or complete loss of certain suppliers could result in increased costs and project delays, could have a negative impact on Enerflex’s results of operations, could damage client partner relationships, and could affect Enerflex’s competitive position; risks associated with the ability of the Company to obtain and maintain prudent levels of insurance, and that such coverage will be available on commercially reasonable terms, at levels of risk coverage or policy limits that management deems adequate, or on terms as favourable as Enerflex's current arrangements; expectations that third-party service providers have adequate security measures and that such security measures will prevent any cyber events or computer viruses from impacting the applications upon which Enerflex relies; risks associated with foreign exchange and movement in the Canadian dollar, US dollar, Australian dollar, and Brazilian real and efforts by the Company to hedge all significant transactional currency risks and that such efforts will be successful; the development and continued growth of a future LNG export industry in North America, that such industry will provide additional opportunities for the Company, and the timing associated therewith; and that the Board will set the Company’s quarterly dividends based on the availability of cash flow, anticipated market conditions, and the general needs of the business and that this will support expectations regarding the continued payment of the quarterly dividend of CAD $0.0375 per share.

This FLI is based on assumptions, estimates, and analysis made by Enerflex and its perception of trends, current conditions, and expected developments, as well as other factors that are believed by Enerflex to be reasonable and relevant in the circumstances. All FLI in this MD&A are subject to important risks, uncertainties, and assumptions, which are difficult to predict and which may affect Enerflex's operations, including, without limitation: industry conditions including supply and demand fundamentals for crude oil and natural gas; expected increases in natural gas and produced water volumes across Enerflex’s core operating countries; the impact of economic conditions including volatility in the price of crude oil, natural gas, and natural gas liquids; supply chain interruptions leading to delays in receiving materials and parts to produce equipment and/or the impact of tariffs and/or retaliatory tariffs on the supply chain; interest rates and foreign exchange rates; new environmental, taxation, and other laws and regulations; fundamentals for contract compression in the USA and expected increases in natural gas production in the Permian and capital spending discipline from market participants; estimates and assumptions surrounding the expected proceeds and profitability of the EH Cryo project contract, the estimated degree of completion based on cost progression and other factors that impact the amount of revenue recognized for the project; improved natural gas prices in NAM and the medium-term outlook for ES products and services; the fulfilment by our customer partners of the terms of their contracts; the ability to continue to build and improve on proven manufacturing capabilities and innovate into new product lines and new and emerging markets; increased competition across all business lines; insufficient funds to support capital investments required to grow the business; the lack of availability of qualified personnel or management and difficulties in retaining qualified personnel; political unrest; and other factors, many of which are beyond the control of Enerflex.

Readers are cautioned that the foregoing list of assumptions and risk factors should not be construed as exhaustive. While Enerflex believes that there is a reasonable basis for the FLI included in this MD&A, as a result of such known and unknown risks, uncertainties, and other factors, actual results, performance, or achievements could differ and such differences could be material from those expressed in, or implied by,

M-50 Annual Report 2024

these statements. The FLI included in this MD&A should not be unduly relied upon as a number of factors could cause actual results to differ materially from the results discussed in these forward-looking statements, including but not limited to: the interpretation and treatment of the acquisition of Exterran Corporation by tax authorities; the ability to maintain desirable financial ratios; the ability to access various sources of debt and equity capital, generally, and on acceptable terms, if at all; the ability to utilize tax losses in the future; the ability to maintain relationships with partners and to successfully manage and operate the business; risks associated with technology and equipment, including potential cyberattacks; the occurrence of unexpected events such as pandemics, war, terrorist threats, and the instability resulting therefrom; risks associated with existing and potential future lawsuits, shareholder proposals, and regulatory actions; and those factors referred to under the heading "Risk Factors" in Enerflex's AIF for the year ended December 31, 2024.

This MD&A contains information that may constitute future-oriented financial information or financial outlook information ("FOFI") about Enerflex and its prospective financial performance, financial position, or cash flows, all of which is subject to the same assumptions, risk factors, limitations, and qualifications as set forth above. Except as otherwise stated herein, the FOFI included in this MD&A was made and approved by management as of the date hereof. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. The Company’s actual results, performance and achievements could differ materially from those expressed in, or implied by, FOFI. The inclusion of FOFI in this MD&A is to provide readers with a more complete perspective on the Company’s future operations and Management's current expectations regarding the Company’s future performance. Readers are cautioned that such information may not be appropriate for other purposes.

The FLI and FOFI contained herein is expressly qualified in its entirety by the above cautionary statement. The FLI included in this MD&A are made as of the date of this MD&A and, other than as required by law, the Company disclaims any intention or obligation to update or revise any FLI, whether as a result of new information, future events or otherwise.

M- 51